Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

DATED AS OF DECEMBER 4, 2023

BY AND AMONG

XPO, INC., AS PURCHASER,

AND

YELLOW CORPORATION

AND ITS SUBSIDIARIES NAMED HEREIN, AS SELLERS

index of exhibits

EXHIBIT A FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of December 4, 2023, is made by and among XPO, Inc., a Delaware corporation (“Purchaser”), and Yellow Corporation, a Delaware corporation (as in existence on the date hereof, as a debtor-in-possession “Yellow”) and the Subsidiaries of Yellow that are indicated on the signature pages attached hereto (each a “Seller” and collectively with Yellow, the “Sellers”). Purchaser and Sellers are referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used herein shall have the meanings set forth herein, including Article XI.

WHEREAS, on August 6, 2023 (the “Petition Date”), Seller, together with certain of Seller’s Affiliates (the “Debtors”), commenced voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), which cases are jointly administered for procedural purposes under In re Yellow Corporation, et. al., Case No. 23-11069 (CTG) (Bankr. D. Del. August 6, 2023) (collectively, the “Bankruptcy Cases”).

WHEREAS, on September 15, 2023, the Bankruptcy Court entered its Order (I)(A) Approving the Bidding Procedures For the Sale or Sales of the Debtors’ Assets; (B) Scheduling Auctions and Approving the Form and Manner of Notice Thereof; (C) Approving Assumption and Assignment Procedures; (D) Scheduling Sale Hearings and Approving the Form and Manner of Notice Thereof; (II)(A) Approving the Sale of the Debtors ’ Assets Free and Clear of Liens, Claims, Interests and Encumbrances and (B) Approving the Assumption and Assignment of Executory Contracts and Unexpired Leases; and (III) Granting Related Relief Docket No. 22 (the “Bidding Procedures Order”).

WHEREAS, Purchaser desires to purchase the Acquired Assets and assume the Assumed Liabilities from Sellers, and Sellers desire to sell, convey, assign, and transfer to Purchaser the Acquired Assets together with the Assumed Liabilities, in a sale authorized by the Bankruptcy Court pursuant to, inter alia, sections 105, 363 and 365 of the Bankruptcy Code, in accordance with the other applicable provisions of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure and the local rules for the Bankruptcy Court, all on the terms and subject to the conditions set forth in this Agreement and the Sale Order.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants, and agreements set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF ACQUIRED ASSETS;
ASSUMPTION OF ASSUMED LIABILITIES

1.1            Purchase and Sale of the Acquired Assets. Pursuant to sections 105, 363, and 365 of the Bankruptcy Code, on the terms and subject to the conditions set forth herein and in the Sale Order, at the Closing, Sellers shall sell, transfer, assign, convey, and deliver to Purchaser or a Designated Purchaser, and Purchaser or a Designated Purchaser shall purchase, acquire, and accept from Sellers, all of Sellers’ right, title and interest in and to, as of the Closing, the Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances. For the avoidance of doubt, the Acquired Assets shall be free and clear of any and all Employment Liabilities, pension liabilities, and successor liabilities of any kind. “Acquired Assets” means all of the Sellers’ right, title and interest, as of the Closing, in and to:

(a)            the Owned Real Property of the Sellers set forth on Schedule 1.1(a) (the “Acquired Owned Real Property”);

(b)            the Leased Real Property of the Sellers set forth on Schedule 1.1(b) (the “Acquired Leased Real Property” and, together with the Acquired Real Property, the “Acquired Real Property”)

(c)            the Leases and other Contracts set forth on Schedule 1.1(c) (collectively, the “Assigned Contracts”);

(d)            to the extent transferable under applicable Law, all of the rights, interests and benefits (if any) accruing under all Permits and Governmental Authorizations related to the Acquired Real Property, and all pending applications therefor;

(e)            all Documents relating solely to the Acquired Real Property included in the Acquired Assets, but excluding any information to the extent prohibited by Law;

(f)             all rights against third parties (including customers, suppliers, vendors, merchants, manufacturers and counterparties to any Assigned Contract), including causes of action, claims, counterclaims, defenses, credits, rebates (including any vendor or supplier rebates), demands, allowances, refunds (other than Tax refunds or Tax attributes), causes of action, rights of set off, rights of recovery, rights of recoupment or rights under or with respect to express or implied guarantees, warranties, representations, covenants or indemnities made by such third parties, with respect to any of the Acquired Real Property, or the Assumed Liabilities, in each case, other than (i) all preference or avoidance claims or actions arising under the Bankruptcy Code or applicable Law, (ii) all claims that any Seller or any of its Affiliates may have against any Person with respect to any other Excluded Assets or any Excluded Liabilities, and (iii) claims against any Seller or its Affiliates.

1.2            Excluded Assets. Notwithstanding anything to the contrary in this Agreement, in no event shall Sellers be deemed to sell, transfer, assign, convey or deliver, and Sellers shall retain all right, title and interest to, in and under any of the other properties, rights, interests and assets of Sellers other than the Acquired Assets (collectively, the “Excluded Assets”). For the avoidance of doubt, Sellers shall not be deemed to sell, transfer, assign, convey or deliver, and Purchaser shall not acquire, (i) any assets other than the Acquired Assets, (ii) any relationships, obligations, or liabilities in respect of any employees, suppliers, or customers of Sellers, (iii) any products or services in respect of Sellers’ business and (iv) any goodwill or intellectual property in respect to Sellers’ business.

1.3            Assumption of Certain Liabilities. On the terms and subject to the conditions set forth herein and in the Sale Order, effective as of the Closing, in addition to the payment of the Cash Payment in accordance with Section 2.1, Purchaser or a Designated Purchaser shall irrevocably assume from each Seller (and from and after the Closing pay, perform, discharge, or otherwise satisfy in accordance with their respective terms), and Sellers shall irrevocably transfer, assign, convey, and deliver to Purchaser or a Designated Purchaser, only the following Liabilities, without duplication and only to the extent not paid prior to the Closing (collectively, the “Assumed Liabilities”):

(a)            all Liabilities and obligations of any Seller under the Assigned Contracts that become due from and after the Closing;

(b)            all cure costs required to be paid pursuant to section 365 of the Bankruptcy Code in connection with the assumption and assignment of the Assigned Contracts (the “Cure Costs”), but not any Excess Cure Costs;

(c)            all Liabilities (including, for the avoidance of doubt, Taxes other than (i) Taxes imposed on or payable by any of the Sellers for any Tax period (including any Taxes required to be withheld pursuant to Section 2.6) and (ii) Taxes imposed on or with respect to any of the Excluded Assets or Excluded Liabilities for any Tax period) relating to amounts required to be paid, or actions required to be taken or not to be taken, by Purchaser under this Agreement and all Transfer Taxes;

(d)            all Liabilities agreed to be assumed by Purchaser or for which Purchaser has agreed to be responsible in accordance with this Agreement; and

(e)            all Liabilities arising out of or relating to any environmental, health or safety matter, including those arising under or relating to Environmental Laws or Hazardous Materials, in connection with ownership, operation, use or maintenance of the Acquired Assets, whenever arising or occurring (the “Environmental Liabilities”) other than those Environmental Liabilities (i) that are dischargeable, or capable of being sold free and clear, pursuant to Section 363 of the Bankruptcy Code, (ii) that are otherwise dischargeable pursuant to Section 1141 of the Bankruptcy Code, or (iii) from which the Acquired Assets are otherwise released as of the Closing pursuant to an Order of the Bankruptcy Court, including the Sale Order.

1.4            Excluded Liabilities. Purchaser and the Designated Purchaser(s) (if any) shall not assume, be obligated to pay, perform or otherwise discharge or in any other manner be liable or responsible for any Liabilities of, or Action against, any Seller of any kind or nature whatsoever, whether absolute, accrued, contingent or otherwise, liquidated or unliquidated, due or to become due, known or unknown, currently existing or hereafter arising, matured or unmatured, direct or indirect, and however arising, whether existing on the Closing Date or arising thereafter as a result of any act, omission, or circumstances taking place prior to the Closing, other than the Assumed Liabilities (including, for the avoidance of doubt, all Excess Cure Costs) (all such Liabilities that are not Assumed Liabilities being referred to collectively herein as the “Excluded Liabilities”). For the avoidance of doubt, all Liabilities under, associated with or with respect to any employee claim, former employee claim or claims from or related to any collective bargaining agreement, or corresponding or related pension plan obligation, under United States Law are expressly excluded.

1.5            Assumption/Rejection of Certain Contracts.

(a)            Assumption and Assignment of Executory Contracts. Sellers shall provide timely and proper written notice of the motion seeking entry of the Sale Order to all parties to any executory Contracts or unexpired Leases to which any Seller is a party that are Assigned Contracts and take all other actions reasonably necessary to cause such Contracts to be assumed by Sellers and assigned to Purchaser or a Designated Purchaser pursuant to section 365 of the Bankruptcy Code to the extent that such Contracts are Assigned Contracts at Closing. The Sale Order shall provide that as of and conditioned on the occurrence of the Closing, the applicable Sellers shall assume and assign or cause to be assigned to Purchaser or a Designated Purchaser, as applicable, the Assigned Contracts, each of which shall be identified by the name or appropriate description and date of the Assigned Contract (if available), the other party to the Assigned Contract and the address of such party for notice purposes, all included in a notice filed with the Bankruptcy Court. Such notice shall also set forth Sellers’ good faith estimate of the amounts necessary to cure any defaults under each of the Assigned Contracts as determined by Sellers based on their books and records or as otherwise determined by the Bankruptcy Court. At the Closing, Sellers shall, pursuant to the Sale Order, and the Assignment and Assumption Agreement(s) assume and assign to Purchaser or Designated Purchaser (the consideration for which is included in the Purchase Price), all Assigned Contracts that may be assigned by any such Seller to Purchaser pursuant to sections 363 and 365 of the Bankruptcy Code. At the Closing, Purchaser or a Designated Purchaser shall (i) pay all Cure Costs (other than the Excess Cure Costs) and (ii) assume, and thereafter in due course and in accordance with its respective terms pay, fully satisfy, discharge and perform all of the obligations under each Assigned Contract pursuant to section 365 of the Bankruptcy Code.

(b)            Designation of Additional Contracts. From and after the date hereof until the date that is forty-five (45) days following the Closing, Purchaser may, in consultation with Sellers, propose to designate any Contract then in effect that Sellers have not otherwise disposed of, or agreed to dispose of, that is related exclusively to any one or more parcels of Acquired Real Property by providing written notice of such designation to Sellers, and Sellers will use reasonable best efforts to cause such Contract to be assumed and assigned to Purchaser in accordance with the Bankruptcy Code. Notwithstanding the foregoing, Purchaser may not designate any such Contract as an Assigned Contract after the date hereof if Sellers have rejected, agreed to dispose, or disposed, of such Contract or require such Contract in order to provide services to any other business line or location(s) of Sellers or to wind down the operations of Sellers.

(c)            Non-Assignment.

(i)            Notwithstanding anything to the contrary in this Agreement, a Contract shall not be an Assigned Contract hereunder and shall not be assigned to, or assumed by, Purchaser or a Designated Purchaser to the extent that such Contract is rejected by a Seller or its Affiliates or terminated by a Seller, its Affiliates or any other party thereto, or terminates or expires by its terms, on or prior to such time as it is to be assumed by Purchaser or a Designated Purchaser as an Assigned Contract hereunder and is not continued or otherwise extended upon assumption.

(i)            Notwithstanding anything to the contrary in this Agreement, to the extent an Acquired Asset requires a Consent or Governmental Authorization (other than, and in addition to and determined after giving effect to, any Order of the Bankruptcy Court, including the Sale Order) in order to permit the sale or transfer to Purchaser or a Designated Purchaser of the applicable Seller’s right, title and interest in and to such asset, and such Consent or Governmental Authorization has not been obtained prior to such time as such right, title and interest is to be transferred to Purchaser or a Designated Purchaser as an Acquired Asset hereunder, such asset shall not be an Acquired Asset hereunder and shall not be transferred to, or received by, Purchaser or a Designated Purchaser. If any Acquired Asset is deemed not to be assigned pursuant to this clause (ii), the Closing shall nonetheless take place subject to the terms and conditions set forth herein and, thereafter, through the earlier of such time as such Consent or Governmental Authorization is obtained and six months following the Closing (or the closing of the Bankruptcy Cases or dissolution of the applicable Seller(s), if earlier), Sellers and Purchaser (or a Designated Purchaser, if applicable) shall (A) use reasonable best efforts to secure such Consent or Governmental Authorization as promptly as practicable after the Closing and (B) cooperate in good faith in any lawful and commercially reasonable arrangement reasonably proposed by Purchaser (or such Designated Purchaser), including subcontracting, licensing, or sublicensing to Purchaser any or all of any Seller’s rights and obligations with respect to any such Acquired Asset, under which (1) Purchaser (or a Designated Purchaser) shall obtain (without infringing upon the legal rights of such third party or violating any Law) the economic rights and benefits (net of the amount of any related Tax costs imposed on Sellers or their respective Affiliates or any direct costs associated with the retention and maintenance of such Acquired Asset incurred by any Seller or its Affiliates) with respect to such Acquired Asset with respect to which the Consent or Governmental Authorization has not been obtained and (2) Purchaser (or a Designated Purchaser) shall assume and timely discharge any related burden and obligation with respect to such Acquired Asset. Upon satisfying any requisite Consent or Governmental Authorization requirement applicable to such Acquired Asset after the Closing, Seller’s right, title and interest in and to such Acquired Asset shall promptly be transferred and assigned to Purchaser or a Designated Purchaser in accordance with the terms of this Agreement and the Sale Order. Notwithstanding anything herein to the contrary, (x) the provisions of this Section 1.5(c) shall not apply to any Consent or approval required under the HSR Act and any Antitrust Laws, which Consent or approval shall be governed by Section 6.3 and (y) no Seller will be obligated to pay any consideration therefor to any third party from whom Consent or Governmental Authorization is requested or to initiate any litigation to obtain any such Consent or Governmental Authorization.

ARTICLE II
CONSIDERATION; PAYMENT; CLOSING

2.1            Consideration; Payment.

(a)            The aggregate consideration (collectively, the “Purchase Price”) to be paid by Purchaser for the purchase of all the Acquired Assets shall be: (i) a cash payment of EIGHT HUNDRED SEVENTY MILLION DOLLARS ($870,000,000), subject to adjustments as specified in Section 2.7 (the “Cash Payment”), (ii) the assumption of Assumed Liabilities, (iii) the storage of the Rolling Stock on Purchaser’s property pursuant to Section 6.13 hereof, and (iv) such other consideration under law provided to Sellers pursuant to this Agreement.

(b)            At the Closing, Purchaser shall deliver, or cause to be delivered, to Sellers the Cash Payment, as adjusted pursuant to Section 2.7, less the Deposit, (the “Closing Date Payment”). The Closing Date Payment and any payment required to be made pursuant to any other provision hereof shall be made in cash by wire transfer of immediately available funds to such bank account as shall be designated in writing by the applicable Party to (or for the benefit of) whom such payment is to be made at least two Business Days prior to the date such payment is to be made.

(c)            The Purchaser shall be liable for and shall pay all Transfer Taxes in addition to the Purchase Price.

2.2            Deposit.

(a)            Purchaser, on or prior to the date hereof, has made an earnest money deposit or deposits with Acquiom Clearinghouse LLC (the “Escrow Agent”) in the amount equal to, in the aggregate, 5% of the Cash Payment portion of the Purchase Price (collectively, the “Deposit”), by wire transfer of immediately available funds for deposit into a separate segregated, non-interest bearing escrow account maintained by the Escrow Agent in accordance with the Bidding Procedures Order. The Deposit shall not be subject to any lien, attachment, trustee process, or any other judicial process of any creditor of any Seller or Purchaser and shall be applied against payment of the Purchase Price on the Closing Date or otherwise paid or disbursed as expressly provided in this Agreement.

(b)            If this Agreement has been terminated by Sellers pursuant to Section 8.1(d), 8.1(f), or 8.1(j) (or by Purchaser pursuant to Section 8.1(b) or 8.1(c), in each case in circumstances where Sellers would be entitled to terminate this Agreement pursuant to Section 8.1(d), 8.1(f), or 8.1(j)), then the Parties shall promptly, but in any event within five (5) Business Days after such termination hereof, deliver joint written instructions to the Escrow Agent directing the Escrow Agent to transfer by wire transfer of immediately available funds 100% of the Deposit (together with any and all investment interest thereon, if any) to such account(s) as may be designated by Yellow, and Yellow shall retain the Deposit (together with any and all investment interest thereon if any); provided that nothing in this paragraph shall be deemed to limit any other remedies to which Purchaser may be entitled under this Agreement or applicable Law.

(c)            If this Agreement has been terminated by any Party, other than as contemplated by Section 2.2(b), then the Parties shall promptly, but in any event within five (5) Business Days after such termination hereof, deliver joint written instructions to the Escrow Agent directing the Escrow Agent to transfer by wire transfer of immediately available funds 100% of the Deposit (together with any and all investment interest thereon, if any) to such account(s) as may be designated by Purchaser, and the Deposit, together with any and all investment interest thereon, if any, shall be returned to Purchaser within five (5) Business Days after such termination.

(d)            The Parties agree that Sellers’ right to retain the Deposit (together with any and all investment interest thereon if any), as set forth in Section 2.2(b), is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Sellers for their efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(e)            If the Closing occurs, at the Closing the Parties shall deliver joint written instructions to the Escrow Agent directing the Escrow Agent to transfer by wire transfer of immediately available funds 100% of the Deposit (together with any and all investment interest thereon, if any), less the aggregate amount of any Disputed Amounts, to such account(s) as may be designated by Yellow. In the event there are any Disputed Amounts at the time of the Closing, the parties shall, within one (1) Business Day following the resolution of such Disputed Amounts by the Independent Accountant in accordance with Section 2.7(c)(ii), deliver joint written instructions to the Escrow Agent directing the Escrow Agent to transfer by wire transfer of immediately available funds the remaining amounts of the Deposit and any additional Deposit amounts to the Party or Parties entitled thereto pursuant to the written decision of the Independent Accountant as set forth in Section 2.7(c)(ii), to such account(s) as may be designated by such recipient Party or Parties.

2.3            Closing; Escrow.

(a)            Closing. The closing of the purchase and sale of the Acquired Assets, the delivery of the Purchase Price and the assumption of the Assumed Liabilities in accordance with this Agreement (the “Closing”) will take place by telephone conference and electronic exchange of documents (or, if the Parties agree to hold a physical closing, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, New York, New York 10022) at 10:00 a.m. Eastern Time on the second Business Day following full satisfaction or due waiver (by the Party entitled to the benefit of such condition) of the closing conditions set forth in Article VII (other than conditions that by their terms or nature are to be satisfied at the Closing), or at such other place and time as the Parties may agree in writing; provided that the Closing will occur no earlier than December 14, 2023. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” In anticipation of and following the Closing Date, Sellers and Purchaser shall make all commercially reasonable efforts to accomplish the recording of all documents and instruments necessary to transfer title to the Acquired Owned Real Property within fourteen (14) days of Closing.

(b)            Closing Escrow. The Closing shall take place pursuant to a money escrow at Chicago Title, 10 South LaSalle Street, Suite 3100, Chicago, Illinois 60603, Attn: Cindy Malone (Cindy.Malone@ctt.com; 312-223-3360) (the “Title Company”) in accordance with the standard document and money escrow agreement utilized by the Title Company (“Closing Escrow”) to be opened with the Title Company on or before the Closing Date, with such special provisions inserted in the Closing Escrow as may be required to conform to this Agreement; provided that, in the event of a conflict between the terms of this Agreement and the Closing Escrow, the terms of this Agreement shall control. All of the documents required to be delivered pursuant to Section 2.4 and Section 2.5, and otherwise appropriate to consummate the Transactions shall be delivered to the Title Company, as closing agent, on or before Closing. Notwithstanding the foregoing, the Parties agree that the Closing may take place remotely or in a manner so that the Parties and their respective attorneys, or any of them, need not be physically present and may deliver all necessary documents by overnight mail or other means, in which event the Parties agree to complete all arrangements for Closing not later than the Closing Date so that all requirements, with the exception of the Purchase Price, for Closing are in place by the scheduled time for the Closing.

2.4            Closing Deliveries by Sellers. At or prior to the Closing, Sellers shall deliver to Purchaser:

(a)            an assignment and assumption agreement substantially in the form of Exhibit A (the “Assignment and Assumption Agreement”) duly executed by the applicable Sellers;

(b)            a quit claim deed with respect to each parcel of Acquired Owned Real Property located outside of Canada, duly executed by the applicable Sellers;

(c)            an IRS Form W-9 or IRS Form W-8, as applicable, executed by each Seller or each Seller’s regarded owner for U.S. federal income Tax purposes;

(d)            an officer’s certificate, dated as of the Closing Date, executed by a duly authorized officer of Yellow certifying that the conditions set forth in Sections 7.2(a) and 7.2(c) have been satisfied;

(e)             such other documents, certificates, instruments, affidavits and transfer tax returns as are customarily executed by a seller of real property, and in the customary form, in the applicable city, county and state or province where each parcel of the Acquired Real Property is located, none of which shall expand the representations and warranties, or any other Liability of Sellers, or remedies of Purchaser against Sellers, hereunder; and

(f)             physical access to and possession of each parcel of the Acquired Real Property.

2.5            Closing Deliveries by Purchaser.

(a)            At the Closing, Purchaser shall deliver to (or at the direction of) Sellers:

(i)            the Closing Date Payment;

(ii)           the Assignment and Assumption Agreement, duly executed by Purchaser;

(iii)          an officer’s certificate, dated as of the Closing Date, executed by a duly authorized officer of Purchaser certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied; and

(iv)          such other documents, certificates, instruments, affidavits and transfer tax returns as are customarily executed by a purchaser of real property, and in the customary form, in the applicable city, county, state or province where each parcel of the Acquired Real Property is located.

(b)            Further at the Closing, Purchaser shall pay the Prorations and Closing- Related Costs applicable to Purchaser as set forth in Section 2.7.

2.6            Withholding. Purchaser shall be entitled to deduct and withhold any Taxes from any amounts otherwise payable pursuant to this Agreement such amounts as Purchaser is required to deduct and withhold under applicable Law; provided that Purchaser shall, except to the extent resulting from a Seller’s failure to satisfy its obligations under Section 2.4(c), provide the applicable Seller written notice of Purchaser’s intention to deduct or withhold at least five (5) Business Days prior to any such deduction or withholding and the Parties shall cooperate in good faith to reduce or eliminate any such deduction or withholding. To the extent that any amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.7            Adjustment; Prorations and Expenses.

(a)             Prorations. The following prorations (the “Prorations”), except as specifically provided in this Agreement to the contrary, shall be made as of 12:01 a.m. on the Closing Date, it being agreed between the Parties that the Closing Date shall be an income and expense day for Purchaser, and shall be applied to reduce or increase the Purchase Price and the Closing Date Payment, as applicable:

(i)            Taxes. All Taxes with respect to the Acquired Owned Real Property not due and payable as of the Closing Date, shall be prorated as of the Closing Date based on the most recent ascertainable tax information for tax parcel number(s) that is attributable to the Acquired Owned Real Property. All prorations shall be final. Any installments of special or other assessments affecting the Acquired Owned Real Property which are due and payable for the period prior to the Closing Date shall be paid by Sellers at Closing, and any installments of special or other assessments affecting the Acquired Owned Real Property which are due and payable for the period subsequent to the Closing Date shall be paid by Purchaser. The term “Taxes” as used in this Section 2.7(a)(i) includes general assessments, including regular annual assessments payable to any property owners association, but does not include rollback or deferred taxes which shall be paid by the Purchaser without contribution from the Sellers even if such rollback or deferred taxes are applicable to a period prior to Closing.

(ii)           Payments. All of the following: (A) utilities; (B) water and sewer charges; (C) other payments due under any of the Assigned Contracts; (D) any prepaid items which are transferred to Purchaser at the Closing and annual permit and inspection fees; and (E) and any other items, the credit or proration of which are necessary to fairly allocate the benefits and burdens of ownership of the Acquired Assets, shall be prorated at the Closing. All prorations shall be final.

(iii)          Miscellaneous. In the event that accurate prorations and other adjustments cannot be made at Closing because current bills are not available or the amount to be adjusted is not yet ascertainable, the Parties shall prorate on the best available information. All prorations shall be final.

(b)            Closing-Related Costs. At Closing, Purchaser shall pay (i) the cost of the Closing Escrow; (ii) any costs related to any inspections by any municipality and repairs required by any municipal, county, provincial, or state inspections, if any, and shall meet any other requirements as established by any municipal, county, provincial, or State ordinance with regard to the transfer of real estate; (iii) all financing related fees related to any Purchaser financing; and (iv) all recording and registration charges for each conveyancing document and all documents pertaining to any Purchaser financing. All closing costs other than as specified above, or as may be specifically allocated elsewhere in this Agreement, will be payable by the party responsible therefor at Closing. Except as otherwise provided for in this Agreement, the Parties shall each be solely responsible for the fees and disbursements of their respective counsel and other professional advisors (all of the foregoing, the “Closing-Related Costs”).

(c)             Closing Statement; Resolution of Disputes.

(i)            At least three (3) Business Days prior to the Closing, Purchaser shall deliver to Yellow a statement setting forth Purchaser’s good faith estimates (prepared by the Title Company) of (and reasonably delated calculations of) the Closing Date Payment, the Prorations, and the Closing-Related Costs, and within one (1) Business Day thereafter Yellow shall deliver to Purchaser a statement setting forth Yellow’s good faith estimates of (and reasonably delated calculations of) Yellow’s response to such amounts (the “Closing Statement”). The Parties shall work together in good faith to resolve any differences that they may have with respect to the computation of any items in the Closing Statement which arise in connection with Purchaser’s review thereof (it being understood that updated information from the Title Company may require changes to such amounts); provided that in the event any such differences are not resolved by the day immediately preceding the Closing Date, then the Closing shall proceed pursuant to this Article II, based on the amounts set forth in the Closing Statement together with any changes that the Parties have agreed to, and any amounts remaining in dispute (being the difference between each Party’s good faith position on each such amount, the “Disputed Amounts”) will be retained by the Escrow Agent until resolution of such dispute in accordance with Section 2.7(c)(ii).

(ii)           All Disputed Amounts shall be submitted for resolution to Kroll, LLC (the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any relevant adjustments to the Closing Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the parties, acting as an expert and not as an arbitrator, and its decision for each Disputed Amount must be within the range of values asserted by the Parties, respectively. The fees and expenses of the Independent Accountant shall be allocated to and borne by Purchaser, on the one hand, and Sellers, on the other hand, in inverse proportion as they may prevail on the Disputed Amounts, which proportionate allocations shall be calculated on an aggregate basis based on the relative dollar values of all Disputed Amounts and shall be determined by the Independent Accountant and included in its written decision. The Independent Accountant shall decide as soon as practicable within thirty (30) days (or such other time as the Parties shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Statement shall be conclusive and binding upon the parties hereto, and the Disputed Amounts shall be released by the Escrow Agent and disbursed to the Party or Parties set forth in the written decision of the Independent Accountant in accordance with this Section 2.7(c)(ii).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as (i) disclosed in the forms, reports, schedules, statements, exhibits and other documents filed with the SEC by Yellow in respect of Sellers and their business to the extent publicly available on the SEC’s EDGAR database (other than any disclosures set forth under the headings “Risk Factors” or “Forward-Looking Statements” and any other disclosures included therein to the extent they are forward-looking in nature), (ii) disclosed in any forms, statements or other documents filed with the Bankruptcy Court, (iii) set forth in the Schedules delivered by Sellers concurrently herewith (each, a “Schedule” and collectively, the “Schedules”) and subject to Section 10.10, or (iv) disclosed in land registry offices, Sellers represent and warrant to Purchaser as of the date hereof as follows.

3.1            Organization and Qualification. Except as set forth in Schedule 3.1, each Seller is a corporation or limited liability company, as applicable, duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or formation. Except as set forth in Schedule 3.1, each Seller is duly licensed or qualified to do business under the Laws of each jurisdiction in which the nature of the business conducted by it makes such licensing or qualification necessary, except where failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

3.2            Authorization of Agreement. Subject to requisite Bankruptcy Court approvals:

(a)            each Seller has all necessary power and authority to execute and deliver this Agreement and the other Transaction Agreements to which each such Seller is a party and to perform its obligations hereunder and to consummate the Transactions;

(b)            the execution, delivery and performance by each Seller of this Agreement and the other Transaction Agreements to which such Seller is a party, and the consummation by such Seller of the Transactions, subject to requisite Bankruptcy Court approvals being granted, have been duly authorized by all requisite corporate action, limited liability company action or limited partnership action on the part of such Seller, as applicable, and no other organizational proceedings on such Seller’s part are necessary to authorize the execution, delivery and performance by such Seller of this Agreement or the other Transaction Agreements and the consummation by it of the Transactions; and

(c)            this Agreement and the other Transaction Agreements to which each Seller is a party have been, or will be, duly executed and delivered by such Seller and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or will constitute, legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with its and their terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity (collectively, the “Enforceability Exceptions”).

3.3            Conflicts; Consents. Assuming that (a) the Sale Order and all other requisite Bankruptcy Court approvals are obtained, (b) the notices, authorizations, approvals, Orders, Permits or consents set forth on Schedule 3.3(b) are made, given or obtained (as applicable), and (c) the requirements of the HSR Act and any other Antitrust Law applicable to the Transactions are complied with, neither the execution and delivery by Sellers of this Agreement or the other Transaction Agreements, nor the consummation by Sellers of the Transactions, nor performance or compliance by Sellers with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the Organizational Documents of each Seller (ii) except as set forth on Schedule 3.3(b), violate or constitute a breach of or default (with or without notice or lapse of time, or both) under or give rise to a right of termination, modification, or cancelation of any obligation or to the loss of any benefit, any of the terms or provisions of any Assigned Contract or accelerate any Seller’s obligations under any such Assigned Contract, (iii) violate any Law or Order applicable to any Seller or (iv) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the Acquired Assets, except, in the case of clauses (ii) or (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.4            Title to Acquired Real Property. Schedule 1.1(a) sets forth a true and complete list of all Acquired Owned Real Property. Sellers have good, valid and marketable fee simple title to the Acquired Real Property, free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances that will be released or terminated at or prior to Closing. With respect to the Acquired Owned Real Property, except as set forth on Schedule 3.4(a), none of the Sellers has currently leased or otherwise granted to any Person the right to use or occupy such Acquired Owned Real Property or any portion thereof. Prior to the Closing Date, the leases set forth on Schedule 3.4(a) shall have terminated in accordance with their terms prior to the Closing or the Debtors shall have moved in the Bankruptcy Court and the Bankruptcy Court shall have entered a final order rejecting such leases. Schedule 1.1(b) sets forth a true and complete list of all Acquired Leased Real Property. Sellers have good, valid leasehold interests to the Acquired Leased Real Property, subject only to Permitted Encumbrances and Encumbrances that will be released or terminated at or prior to Closing.

3.5            Acquired Leased Property Subleases. With respect to the Acquired Leased Real Property, except as set forth on Schedule 3.5, none of the Sellers has currently subleased or otherwise granted to any Person the right to use or occupy such Acquired Real Property or any portion thereof. Prior to the Closing Date, the subleases set forth on Schedule 3.5 shall have terminated in accordance with their terms prior to the Closing or the Debtors shall have moved in the Bankruptcy Court and the Bankruptcy Court shall have entered a final order rejecting such subleases.

3.6            Assigned Contracts. True and complete copies of all Assigned Contracts and any leases set forth on Schedule 3.4 have previously been made available to Purchaser or Purchaser’s Advisors. Subject to requisite Bankruptcy Court approvals being granted, and assumption by the applicable Seller of the applicable Contract in accordance with applicable Law (including satisfaction by Purchaser and the Sellers of any applicable Cure Costs) and except (i) as a result of the commencement of the Bankruptcy Cases and (ii) with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated, or replaced, (A) each Assigned Contract is valid and binding on the Seller that is a party thereto and, to the Knowledge of Sellers, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (B) the applicable Seller, and, to the Knowledge of Sellers, any other party thereto, have performed all obligations required to be performed by it under each Assigned Contract, (C) Sellers have received no written notice of the existence of any breach or default on the part of any Seller under any Assigned Contract, (D) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of a Seller, or to the Knowledge of Sellers, any counterparty under such Assigned Contract and (E) to the Knowledge of Sellers, Sellers have not received any written notice from any Person that such Person intends to terminate, or not renew, any Assigned Contract, except in each case of clauses (A) through (E), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.7            Environmental Matters. Except as set forth on Schedule 3.6 or, as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect, (i) Seller and its Subsidiaries are in compliance with all applicable Environmental Laws with respect to the Acquired Assets, which compliance includes complying in all material respects with all Permits required by applicable Environmental Laws for the ownership and operation of the Acquired Assets as currently owned and operated, (ii) within the two (2) years preceding the date hereof, Seller and its Subsidiaries have not received any written notice, and there are no Actions pending or, to the Knowledge of Seller, threatened in writing against Seller or any Subsidiary, regarding any violation of Environmental Laws with respect to the Acquired Assets and (iii) to the Knowledge of Seller, within the past two (2) years preceding the date hereof Seller and its Subsidiaries have not released any Hazardous Material at the Acquired Real Property, in violation of Environmental Laws and in a manner that currently requires remediation by a Seller or its Subsidiaries under Environmental Laws. This Section 3.7 contains the Seller’s sole representations and warranties regarding Environmental Laws, Hazardous Materials, or any other environmental, health or safety matters. For the avoidance of doubt, the Acquired Assets shall be sold to Purchaser free and clear from all Environmental Liabilities as set forth herein.

3.8            Brokers. Except for Ducera Partners LLC (“Seller Broker”) or as set forth on Schedule 3.7, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of a Seller or any of its Subsidiaries.

3.9            No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article III (as qualified by the Schedules and in accordance with the express terms and conditions (including limitations and exclusions) of this Agreement) (the “Express Representations”) (it being understood that Purchaser has relied only on such Express Representations and warranties), Purchaser acknowledges and agrees that no Seller nor any other Person on behalf of any Seller makes, and neither Purchaser has relied on, is relying on, or will rely on the accuracy or completeness of any express or implied representation or warranty with respect to any Seller, the Acquired Assets, or the Assumed Liabilities or with respect to any information, statements, disclosures, documents, projections, forecasts or other material of any nature made available or provided by any Person (including in any presentations or other materials prepared by Seller Broker) (the “Information Presentation”) or in that certain “Project Prime” data room administered by Datasite (the “Dataroom”) or elsewhere to Purchaser or any of its Affiliates or Advisors on behalf of Sellers or any of their Affiliates or Advisors. Without limiting the foregoing, no Seller nor any of its Advisors or any other Person will have or be subject to any Liability whatsoever to Purchaser, or any other Person, resulting from the distribution to Purchaser or any of its Affiliates or Advisors, or Purchaser’s or any of its Affiliates’ or Advisors’ use of or reliance on, any such information, including the Information Presentation, any information, statements, disclosures, documents, projections, forecasts or other material made available to Purchaser or any of its Affiliates or Advisors in the Dataroom or otherwise in expectation of the Transactions or any discussions with respect to any of the foregoing information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers as of the date hereof as follows.

4.1            Organization and Qualification. Purchaser is an entity duly created, formed or organized (as applicable), validly existing and in good standing under the Laws of the jurisdiction of its creation, formation or organization (as applicable) and has all requisite corporate or limited liability company power and authority necessary to conduct its business as it is now being conducted, except (other than with respect to Purchaser’s due formation and valid existence) as would not, individually or in the aggregate, reasonably be expected to have an adverse effect on Purchaser’s ability to consummate the Transactions. Purchaser is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) under the Laws of each jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or used by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have an adverse effect on Purchaser’s ability to consummate the Transactions.

4.2            Authorization of Agreement. Purchaser has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Purchaser of this Agreement, and the consummation by Purchaser of the Transactions, subject to requisite Bankruptcy Court approvals being granted, have been duly authorized by all requisite corporate or similar organizational action and no other corporate or similar organizational proceedings on its part are necessary to authorize the execution, delivery and performance by Purchaser of this Agreement and the consummation by it of the Transactions. Subject to requisite Bankruptcy Court approvals being granted, this Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery hereof by the other Parties, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except that such enforceability may be limited by the Enforceability Exceptions.

4.3            Conflicts; Consents.

(a)            Assuming that (i) the Sale Order and all other requisite Bankruptcy Court approvals are obtained, (ii) the notices, authorizations, approvals, Orders, permits or consents set forth on Schedule 4.3(a) are made, given or obtained (as applicable), and (iii) the requirements of the HSR Act are complied with, neither the execution and delivery by Purchaser of this Agreement, nor the consummation by Purchaser of the Transactions or the Financing, nor performance or compliance by Purchaser with any of the terms or provisions hereof, the Credit Agreement, or any definitive documents with respect to the Financing, will (A) conflict with or violate any provision of Purchaser’s Organizational Documents, (B) violate any Law or Order applicable to Purchaser, (C) violate or constitute a breach of or default (with or without notice or lapse of time, or both) under or give rise to a right of termination, modification, or cancelation of any obligation or to the loss of any benefit, any of the terms or provisions of any loan or credit agreement or other material Contract to which Purchaser is a party or accelerate Purchaser’s obligations under any such Contract, or (D) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any properties or assets of Purchaser or any of its Subsidiaries, except, in the case of clauses (B) through (D), as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair, alter or delay the ability of Purchaser to consummate the Transactions.

(b)            Except as set forth on Schedule 4.3(a), Purchaser is not required to file, seek or obtain any notice, authorization, approval, Order, permit or consent of or with any Governmental Body in connection with the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the Transactions, except (i) any filings required to be made under the HSR Act, or (ii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair, alter or delay the ability of Purchaser to consummate the Transactions.

4.4            Financing.

(a)            Subject to Section 4.4(d), Purchaser has received and accepted a bridge credit agreement dated as of December 4, 2023 (the “Credit Agreement”) from Credit Agricole Corporate and Investment Bank and the other lenders party thereto (collectively, the “Lenders”) relating to the commitment of the Lenders to provide debt financing in the aggregate amount set forth therein subject solely to the conditions set forth therein (the “Financing”). A complete and correct copy of the Credit Agreement (including (i) all exhibits, schedules, annexes and amendments to such credit agreement, (ii) any associated fee letter in redacted form (none of which redactions (which redactions relate only to fee amounts, fee percentages and certain economic terms of the market flex) would affect the amount, conditionality, enforceability or availability of the Financing) and (iii) any other side letter or agreement executed in connection thereto) has been provided to Yellow on the date hereof (or, in the case of certain schedules to the Credit Agreement and clause (ii), within twenty-four hours of the Bidder Approval Date), and there have been no amendments or modifications to the Credit Agreement (unless otherwise agreed to by Yellow).

(b)            The Credit Agreement contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Purchaser on the terms therein. There are, and as of the Bidder Approval Date there shall be, no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of any of the Financing, other than as expressly set forth in the Credit Agreement that has been provided to Yellow prior to the date hereof, and there are, and as of the Bidder Approval Date there shall be, no contingencies that would permit the Lenders to reduce the total amount of the Financing. Except for execution of such agreement in accordance with Section 4.4(d) Purchaser has taken all actions required to cause the Credit Agreement to be effective.

(c)            The Financing, when funded in accordance with the Credit Agreement, shall, together with Purchaser’s cash on hand, provide Purchaser with funds or acquisition financing at the Closing sufficient for the payment of the Closing Date Payment, the satisfaction of all of Purchaser’s obligations under this Agreement and the Transaction Agreements and the payment of all costs and fees to be borne by Purchaser and its Affiliates (collectively, the “Specified Uses”).

(d)            Upon the announcement by the Debtors that Purchaser is the Successful Bidder at the Auction (the “Bidder Approval Date”), Purchaser shall, and shall procure that the Lenders, within twenty-four hours of such announcement (to the extent not done prior to such time), duly execute and deliver the Credit Agreement, in the form provided to Sellers on the date hereof (without further revisions unless acceptable to Sellers), and upon such execution on such date the Credit Agreement shall be legal, valid, binding and in full force and effect. As of the date hereof and as of the Bidder Approval Date, and assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, no event, fact or circumstance has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Purchaser under the terms and conditions of the Credit Agreement. As of the Bidder Approval Date, Purchaser shall have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Credit Agreement on or before the Bidder Approval Date. Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Credit Agreement or that the Financing will not be made available to Purchaser on or prior to the Closing.

(e)            Notwithstanding this Section 4.4 or any other provision of this Agreement, Purchaser affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement (including consummating the Transactions) that Purchaser obtain financing for or related to Transactions (including receipt of all or any portion of the proceeds of the Financing).

4.5            Brokers. There is no investment banker, broker, finder, or other intermediary which has been retained by or is authorized to act on behalf of Purchaser that might be entitled to any fee or commission in connection with the Transactions.

4.6            No Litigation. There are no Actions pending or, to Purchaser’s knowledge, threatened against or affecting Purchaser that will or would be reasonably likely to adversely affect Purchaser’s performance of its obligations under this Agreement or the consummation of the Transactions.

4.7            Certain Arrangements. There are no Contracts, undertakings, commitments or obligations, whether written or oral, between any member of the Purchaser Group, on the one hand, and any member of the management of Seller or its board of directors (or applicable governing body of any Affiliate of Seller), any holder of equity or debt securities of Seller, or any lender or creditor of Seller or any Affiliate of Seller, on the other hand, (a) relating in any way to the acquisition of the Acquired Assets or the Transactions or (b) that would be reasonably likely to prevent, restrict, impede or affect adversely the ability of Seller or any of its Affiliates to entertain, negotiate or participate in any such transactions.

4.8            Solvency. Purchaser is, and immediately after giving effect to the Transactions shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debt (including a reasonable estimate of the amount of all contingent Liabilities) and (c) have adequate capital to carry on its business. No transfer of property is being made by Purchaser and no obligation is being incurred by Purchaser in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Purchaser. In connection with the Transactions, Purchaser has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

4.9            No Foreign Person. As of Closing, Purchaser will not be a “foreign person,” as defined in Section 721 of the U.S. Defense Production Act of 1950, including any implementing regulations thereof.

ARTICLE V

BANKRUPTCY COURT MATTERS

5.1            Bankruptcy Actions.

(a)            The bidding procedures to be employed with respect to this Agreement shall be those reflected in the Bidding Procedures Order. Purchaser agrees and acknowledges that Sellers, including through its representatives, are and may continue soliciting inquiries, proposals or offers from third parties in connection with any Alternative Transaction pursuant to the terms of the Bidding Procedures Order. In the event of a conflict between the terms of the Bidding Procedures Order and this Agreement, then the Bidding Procedures Order shall control.

(b)            Purchaser shall promptly take all actions as are reasonably requested by Sellers to assist in obtaining the Bankruptcy Court’s entry of the Sale Order, and any other Order reasonably necessary in connection with the Transactions, including furnishing affidavits, reasonable and customary financial information demonstrating wherewithal to perform under this Agreement and any other Assigned Contracts, or other documents or information for filing with the Bankruptcy Court, and making employees and Advisors of Purchaser and its Affiliates available to testify before the Bankruptcy Court for the purposes of, among other things, providing necessary assurances of performance by Purchaser under this Agreement, and demonstrating that Purchaser is a “good faith” purchaser under section 363(m) of the Bankruptcy Code, as well as demonstrating Purchaser’s ability to pay and perform or otherwise satisfy any Assumed Liabilities following the Closing.

(c)            Each Party shall (i) appear formally or informally in the Bankruptcy Court if reasonably requested by the other Party or required by the Bankruptcy Court in connection with the Transactions and (ii) keep the other reasonably apprised of the status of material matters related to the Agreement, including, upon reasonable request, promptly furnishing the other with copies of notices or other communications received by a Seller from the Bankruptcy Court with respect to the Transactions.

(d)            If Purchaser is not the prevailing party at the conclusion of the Auction (such prevailing party, the “Successful Bidder”) with respect to all or a portion of the Acquired Assets but is the next highest bidder at the Auction with respect to all or a portion of the Acquired Assets, Purchaser shall be required to serve as a back-up bidder (the “Backup Bidder”) and keep Purchaser’s bid to consummate the Transactions on the terms and conditions set forth in this Agreement (as the same may be revised in the Auction) open and irrevocable until the later of (i) February 6, 2024; provided, however, that such date may be extended upon the mutual agreement of Purchaser and Yellow one time for an additional thirty (30) calendar days and, if so extended, Sellers shall pay to Purchaser an extension fee in the amount of $2,000,000, which may be applied as a credit towards the Purchase Price if Purchaser is the Successful Bidder, and (ii) such other date as this Agreement is otherwise terminated. If the Successful Bidder fails to consummate the applicable Alternative Transaction as a result of a breach or failure to perform on the part of such Successful Bidder, the Backup Bidder will be deemed to have the new prevailing bid, and Sellers may consummate the Transactions on the terms and conditions set forth in this Agreement (as the same may have been improved upon in the Auction); provided, further, if the Purchaser is the Backup Bidder with respect to a portion (but not all) of the Acquired Assets, then the parties acknowledge and agree that the Purchase Price shall equal the greater of (i) the Backup Bid Amount with respect to each such Acquired Asset and (ii) Purchaser's final bid during the Auction with respect to each such Acquired Asset for which Purchaser is designated the Backup Bidder. For the avoidance of doubt, if the Purchaser is the Backup Bidder with respect to all (and not a portion) of the Acquired Assets, then the Purchase Price shall not be reduced.

(e)            If Purchaser is the Successful Bidder at the Auction with respect to all or a portion of the Acquired Assets, (i) the Purchase Price shall be adjusted to be an amount equal to Purchaser’s aggregate bid in the Auction for the Acquired Assets with respect to which Purchaser is the Successful Bidder and (ii) Schedule 1.1(a), Schedule 1.1(b) and Schedule 1.1(c) shall be modified to list the Acquired Assets with respect to which Purchaser is the Successful Bidder.

(f)             If Purchaser is the Successful Bidder or Backup Bidder at the Auction, within three (3) Business Days following the Bidder Approval Date, Sellers shall file with the Bankruptcy Court a motion seeking approval of the Sale Order. Sellers shall use commercially reasonable efforts to schedule a hearing with the Bankruptcy Court to consider entry of the Sale Order. From the date hereof until the earlier of (i) the termination of this Agreement in accordance with Article VIII and (ii) the Closing Date, Sellers shall use commercially reasonable efforts to obtain entry by the Bankruptcy Court of the Sale Order.

(g)            Sellers and Purchaser acknowledge that this Agreement and the sale of the Acquired Assets are subject to higher and better bids and Bankruptcy Court approval. Purchaser acknowledges that Sellers must take reasonable steps to demonstrate that they have sought to obtain the highest or otherwise best price for the Acquired Assets, including giving notice thereof to the creditors of Sellers and other interested parties, providing information about Sellers to prospective bidders, entertaining higher and better offers from such prospective bidders, and, in the event that additional qualified prospective bidders desire to bid for the Acquired Assets, conducting an Auction.

(h)            Purchaser shall provide adequate assurance of future performance as required under section 365 of the Bankruptcy Code for the Assigned Contracts. Purchaser agrees that it will take all actions reasonably required to assist in obtaining a Bankruptcy Court finding that there has been a sufficient demonstration of adequate assurance of future performance under the Assigned Contracts, such as furnishing affidavits, non-confidential financial information and other documents or information for filing with the Bankruptcy Court and making Purchaser’s Advisors available to testify before the Bankruptcy Court.

(i)             Nothing in this Section 5.1 shall prevent Sellers from modifying the bidding procedures as necessary or appropriate to maximize value for Sellers’ estate in accordance with Sellers’ fiduciary obligations.

5.2            Cure Costs. Subject to entry of the Sale Order, (a) Purchaser shall, on or prior to the Closing (or, in the case of any Contract that is to be assigned following the Closing pursuant to Section 1.5, on or prior to the date of such assignment), pay the Cure Costs (but, for the avoidance of doubt, not the Excess Cure Costs) and cure all other related defaults and breaches under the Assigned Contracts (other than by paying the Excess Cure Costs or curing related defaults and breaches) and (b) the Sellers shall, on or prior to the Closing (or, in the case of any Contract that is to be assigned following the Closing pursuant to Section 1.5, on or prior to the date of such assignment), pay the Excess Cure Costs and cure all other related defaults and breaches under the Assigned Contracts, so that such Contracts may be assumed by the applicable Seller and assigned to Purchaser in accordance with the provisions of section 365 of the Bankruptcy Code and this Agreement.

5.3            Approval. Sellers’ obligations under this Agreement and in connection with the Transactions are subject to entry of and, to the extent entered, the terms of any Orders of the Bankruptcy Court (including entry of the Sale Order). Nothing in this Agreement shall require Sellers or their respective Affiliates to give testimony to or submit a motion to the Bankruptcy Court that is untruthful or to violate any duty of candor or other fiduciary duty to the Bankruptcy Court or their stakeholders.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1            Conduct of the Sellers. From the date of this Agreement until the Closing Date or the earlier termination of this Agreement in accordance with Article VIII, Sellers shall not sell, transfer, lease, mortgage, pledge, grant any Encumbrance (other than Permitted Encumbrances and Encumbrances to be removed by operation of the Sale Order) on or otherwise encumber or dispose of any of the Acquired Assets, or otherwise commit or agree to take any of the foregoing actions. For the avoidance of doubt, nothing contained in this Agreement shall be construed to give to Purchaser, directly or indirectly, rights to control or direct the operations of Sellers prior to the Closing.

6.2            Access to Information.

(a)            From the date hereof until the Closing, Sellers will provide Purchaser and its authorized Advisors with reasonable access and upon reasonable advance notice and during regular business hours (so long as consistent with applicable Law and in accordance with the reasonable procedures established by Sellers) to the facilities, books and records (excluding any personnel files) of Sellers, in order for Purchaser and its authorized Advisors to access such information regarding the Acquired Assets and Assumed Liabilities (which shall include the Acquired Real Property, for certainty) as is reasonably necessary in order to consummate the Transactions; provided that (i) such access does not unreasonably interfere with the normal operations of Sellers or any of their Subsidiaries, (ii) such access will occur in such a manner as Sellers reasonably determines to be appropriate to protect the confidentiality of the Transactions and such books and records, (iii) all requests for access will be directed Seller Broker or such other Person(s) as Sellers may designate in writing from time to time, (iv) nothing herein will require Sellers or any of their Subsidiaries to provide access to, or to disclose any information to, Purchaser or any other Person if such access or disclosure (A) would reasonably cause competitive harm to Sellers or any of their Subsidiaries if the Transactions are not consummated, (B) would waive any legal privilege or (C) would be in violation of applicable Laws (including the HSR Act and Antitrust Laws) or the provisions of any Contract to which Sellers is bound or would violate any fiduciary duty and (v) nothing herein will permit Purchaser or its authorized Advisors to conduct any sampling or testing of environmental media or any other invasive investigation or assessment at any property or facility (including the Acquired Real Property) of Sellers, including of the type commonly known as a Phase II environmental site assessment.

(b)            The information provided pursuant to this Section 6.2 will be used solely for the purpose of consummating the Transactions, and will be governed by all the terms and conditions of the Confidentiality Agreement, which Confidentiality Agreement shall survive the execution of this Agreement through the first to occur of the Closing and two years following the date hereof notwithstanding anything to the contrary therein. Purchaser will, and will cause its Advisors to, abide by the terms of the Confidentiality Agreement with respect to such access and any information furnished to Purchaser or any of its Advisors. Sellers make no representation or warranty as to the accuracy of any information, if any, provided pursuant to this Section 6.2, and none of Purchaser or its Advisors may rely on the accuracy of any such information.

(c)            From and after the Closing for a period of three years following the Closing Date (or, if later, the closing of the Bankruptcy Cases), Purchaser will provide Sellers and their Advisors with reasonable access, during normal business hours, and upon reasonable advance notice, to the books and records, including work papers, schedules, memoranda, Tax Returns, Tax schedules, Tax rulings, and other documents (for the purpose of examining and copying) of the Sellers or otherwise solely and exclusively pertaining to the Sellers that are included in and relate to the Acquired Assets, the Excluded Assets (if applicable), the Assumed Liabilities or the Excluded Liabilities (if applicable) with respect to periods or occurrences prior to the Closing Date, and reasonable access, during normal business hours, and upon reasonable advance notice, to employees, officers, Advisors, accountants, offices and properties of Purchaser (including for the purpose of better understanding such books and records). Unless otherwise consented to in writing by Sellers, Purchaser will not, for a period of three years following the Closing Date, destroy, alter or otherwise dispose of any such books and records of the Sellers without first offering to surrender such books and records of the Sellers to Sellers or any portion thereof that Purchaser may intend to destroy, alter or dispose of. Purchaser shall provide Sellers with fourteen (14) days prior written notice before disposing of or otherwise destroying any of Sellers books and records and Sellers shall have fourteen (14) days after the date set forth on Purchasers notice to remove, collect or otherwise cause to be preserved any such books and records of Sellers. From and after the Closing, Purchaser will, and will cause its employees to, provide Sellers with reasonable assistance, support and cooperation with Sellers’ wind-down and related activities (e.g., helping to locate such documents or information).

(d)            Purchaser will not, and will not permit any member of the Purchaser Group to, contact any officer, manager, director, employee, customer, supplier, lessee, lessor, lender, licensee, licensor, distributor, noteholder or other material business relation of any Seller or any of its Affiliates prior to the Closing with respect to any Seller, any of its Subsidiaries, any of their respective businesses or the Transactions, in each case, without the prior written consent of Sellers for each such contact, other than in the ordinary course of Purchaser’s business unrelated to the Transactions and without referring to the Transactions and without disclosing any information in breach of the Confidentiality Agreement, but subject in all cases to Section 10.4(c).

6.3            Regulatory Approvals.

(a)            Subject to Section 6.4, each Seller will, and will cause its Subsidiaries to, (i) make or cause to be made all filings and submissions required to be made by Seller under any applicable Laws for the consummation of the Transactions, if any, (ii) cooperate with Purchaser in exchanging such information and providing such assistance as Purchaser may reasonably request in connection with any filings required to be made by the Purchaser Group pursuant to Section 6.3(b), and (iii) (A) supply promptly any additional information and documentary material that may be requested in connection with the filings made pursuant to this Section 6.3(a) or Section 6.3(b) and (B) use reasonable best efforts to take all actions necessary to obtain all required clearances in connection with such filings.

(b)            Subject to Section 6.4, Purchaser will, and will cause its Affiliates and Advisors to, (i) make or cause to be made all filings and submissions required to be made by any member of the Purchaser Group under any applicable Laws for the consummation of the Transactions, if any, (ii) cooperate with any Seller in exchanging such information and providing such assistance as any Seller may reasonably request in connection with any filings made by any Seller pursuant to Section 6.3(a), and (iii) (A) supply promptly any additional information and documentary material that may be requested in connection with the filings made pursuant to this Section 6.3(b) or Section 6.3(a) and (B) use reasonable best efforts to take all actions necessary to obtain all required clearances.

(c)            Notwithstanding anything to the contrary herein, Purchaser shall, at Purchaser’s sole cost and expense, prepare, submit and diligently prosecute applications, filings, submissions and other documents for the transfer, assignment or reissuance to Purchaser of any Permits required under Law (including Environmental Law), and Sellers shall reasonably cooperate with Purchaser obtain the relevant issuing agency’s approval of the transfer, assignment, or revocation and reissuance of such Permits.

(d)            This Section 6.3 shall not apply to efforts related to Antitrust Laws, which shall be governed by the obligations set forth in Section 6.4 below.

6.4            Antitrust Notification.

(a)            To the extent required, each Seller and Purchaser (and their respective Affiliates, if applicable) will, (i) as promptly as practicable and no later than ten (10) Business Days following the date of this Agreement, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), a Notification and Report Form relating to this Agreement the Transactions pursuant to the HSR Act, and (ii) as promptly as practicable and no later than thirty (30) days following the date of this Agreement, file all notifications, filings, registrations, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, as are required by the Antitrust Laws set forth on Schedule 7.1(a).

(b)            Each Seller and Purchaser shall (and shall cause their respective Affiliates to) (A) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) make (or cause to be made) an appropriate response to any additional information that may be required or requested by the FTC, the DOJ or the Governmental Bodies of any other applicable jurisdiction; and (D) take (and cause their Affiliates to take) all action necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement or the Transactions; and (2) obtain any required Consents pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement or the Transactions, in each case as promptly as reasonably practicable and in any event prior to the Outside Date. If any Party or Affiliate thereof receives any comments or a request for additional information or documentary material from any Governmental Body with respect to the Transactions pursuant to the HSR Act or any other applicable Antitrust Law, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Party, an appropriate response to such request; provided that neither Party may stay, toll or extend any applicable waiting period under the HSR Act, pull and refile under the HSR Act, or enter into any timing agreement or other understanding with any Governmental Body with respect to the HSR Act, or any other Antitrust Law applicable to the Transactions without the prior written consent of the other Party, which shall not be unreasonably withheld, conditioned, or delayed. Purchaser will be solely responsible for payment of all filing fees payable in connection with such filings.

(c)            Subject to the immediately following sentence, each Seller and Purchaser will use their reasonable best efforts to as promptly as practicable (and in any event prior to the Outside Date) obtain any clearances, Consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations required under the HSR Act or any other Antitrust Law for the consummation of this Agreement and the Transactions. In furtherance and not in limitation of the other covenants in this Section 6.4, and notwithstanding anything else in this Agreement, Purchaser will take, and will cause its Affiliates to take, any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Body or any other Person as may be required in order to obtain satisfaction of the closing conditions set forth in Section 7.1(a) prior to the Outside Date and allow the consummation of this Agreement and the Transactions as soon as practicable and, in any event, prior to the Outside Date, including offering, negotiating, committing to and effecting, by Consent decree, hold separate order or otherwise, (i) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Purchaser, its Subsidiaries or Affiliates, or the Seller and its Subsidiaries; (ii) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of Purchaser, its Subsidiaries or Affiliates, or the Seller and its Subsidiaries; (iii) the modification of any course of conduct regarding future operations of Purchaser, its Subsidiaries or Affiliates, or the Seller and its Subsidiaries; and (iv) any other restrictions on the activities of Purchaser, its Subsidiaries or Affiliates, or the Seller and its Subsidiaries, including the freedom of action of Purchaser, its Subsidiaries or Affiliates, or the Seller and its Subsidiaries with respect to, or their ability to retain, any of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement. Purchaser shall oppose any request for, the entry of, and seek to have vacated or terminated, any Order, judgment, decree, injunction or ruling of any Governmental Body that could restrain, prevent or delay any required Consents applicable to the Transactions, including by defending through litigation, any Action asserted by any Person in any court or before any Governmental Body and by exhausting all avenues of appeal, including appealing properly any adverse decision or Order by any Governmental Body, it being understood that the costs and expenses of all such actions shall be borne by Purchaser. Notwithstanding the foregoing, nothing in this Agreement shall require the Seller or any of its Subsidiaries or Affiliates to take or agree to take any action that is unrelated to Transactions or is not conditioned on the Closing as may be required in order to obtain satisfaction of the closing conditions set forth in Section 7.1(a) prior to the Outside Date, in each case, so as to allow the consummation of this Agreement and the Transactions as soon as practicable and, in any event, prior to the Outside Date.

(d)            None of Sellers or Purchaser will participate in any meeting or discussion with any Governmental Body with respect of any filings, applications, investigation or other inquiry relating to the Transactions without giving the other Party reasonable prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Body, the opportunity to attend and participate in such meeting or discussion, unless prohibited by such Governmental Body. Sellers will have the right to review and approve the content of any draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, presentations, white papers, correspondence or other written materials submitted therewith) to be submitted to any Governmental Body in advance of any such submission. Each Party acknowledges that, with respect to any non-public information provided by a Party to the other under this Section 6.4, each Party may (1) designate such material as restricted to “outside counsel only” and any such material shall not be shared with employees, officers or directors or their equivalents of the receiving Party without approval of the disclosing Party and (2) redact such materials as necessary to satisfy contractual confidentiality obligations, preserve attorney-client privilege or protect material relating to the valuation of the Acquired Assets.

(e)            Purchaser will not, and will not permit any member of the Purchaser Group or their respective Affiliates to, directly or indirectly take any action or agree to take any action (including but limited to acquiring or agreeing to acquire any assets or businesses) that would be reasonably likely to materially delay or prevent the receipt of any required clearances, Consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations under the HSR Act or other Antitrust Law or increase the risk of any Governmental Body entering an Order preventing, delaying or prohibiting the consummation of the Transactions or delay the consummation of the Transactions.

6.5            Reasonable Efforts; Cooperation.

(a)            Subject to the other terms of this Agreement, each Party shall, and shall cause its Subsidiaries to, use its and their respective reasonable best efforts to perform its and their respective obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable to cause the Transactions to be effected as soon as practicable, but in any event on or prior to the Outside Date, in accordance with the terms hereof and to cooperate with each other Party, its Affiliates and its and their respective Advisors in connection with any step required to be taken as a part of its obligations hereunder. Notwithstanding the foregoing or anything else herein to the contrary, the “reasonable best efforts” of Sellers will not require Sellers or any of its Affiliates or other Seller Parties to expend any money to remedy any breach of any representation or warranty, to commence any Action, to waive or surrender any right, to modify any Contract or to waive or forego any right, remedy or condition hereunder. For the avoidance of doubt, the Parties agree that the foregoing cannot be construed to create any obligation on any of the aforementioned Advisors to take or refrain from taking any action, absent an express contractual requirement to do so, nor can any of the foregoing be construed to override existing confidentiality and other obligations owed by any Party or other Person to such Advisors.

(b)            The obligations of Sellers pursuant to this Agreement, including this Section 6.5, shall be subject to any Orders entered, or approvals or authorizations granted or required, by or under the Bankruptcy Court or the Bankruptcy Code (including in connection with the Bankruptcy Cases), Sellers’ debtor-in-possession financing, and Sellers’ obligations as debtors in possession to comply with any Order of the Bankruptcy Court (including the Bidding Procedures Order and the Sale Order), and Sellers’ duty to seek and obtain the highest or otherwise best price for the Acquired Assets as required by the Bankruptcy Code.

6.6            Financing.

(a)            Purchaser shall use its reasonable best efforts to obtain the Financing, in an amount sufficient to permit Purchaser pay the Specified Uses when required in accordance with the terms hereof, and otherwise on the terms and conditions (including the flex provisions) described in the Credit Agreement and shall not permit any amendment, replacement or modification to be made to, or any waiver of any provision under, the Credit Agreement, if such amendment, replacement, modification or waiver (i) reduces (or could reasonably be expected to have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount, unless the portion of the Specified Uses to be funded using cash on hand is increased by a corresponding amount) or (ii) imposes new or additional conditions or otherwise expands, amends, replaces or modifies any of the conditions to the Financing, or otherwise expands, amends, replaces or modifies any other provision of the Credit Agreement, in a manner that would reasonably be expected to (A) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (B) adversely impact the ability of Purchaser to enforce their rights against other parties to the Credit Agreement. Purchaser shall promptly deliver to Yellow copies of any such amendment, modification or replacement. For purposes of this Section 6.6(a), references to “Financing” shall include the financing contemplated by the Credit Agreement as permitted to be amended, modified or replaced by Section 6.6(d), and references to “Credit Agreement” shall include such documents as permitted to be amended, modified or replaced by this Section 6.6(a).

(b)            Purchaser shall use its reasonable best efforts (i) to comply with and maintain in effect the Credit Agreement, (ii) [reserved], (iii) to satisfy on a timely basis all conditions to funding in the Credit Agreement and such definitive agreements with respect thereto and consummate the Financing upon the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, and (iv) to enforce its rights under the Credit Agreement.

(c)            Purchaser shall keep Yellow informed on a current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide promptly to Yellow copies of the material definitive agreements for the Financing. Without limiting the generality of the foregoing, Purchaser shall give Yellow prompt notice (i) of any breach or default (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) by any party to the Credit Agreement or other definitive agreements related to the Financing of which Purchaser or any of its affiliates become aware, or (ii) of the receipt of written notice from any Lender with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Credit Agreement or other definitive agreements related to the Financing or any provisions of the Credit Agreement or other definitive agreements related to the Financing or (B) material dispute or disagreement between or among any parties to the Credit Agreement or other definitive agreements related to the Financing, in the case of each of the foregoing clauses (i) and (ii) to the extent that such breach, default, or disagreement would reasonably be expected to result in the Purchaser being unable to obtain all or any material portion of the Financing. As soon as reasonably practicable, but in any event within two Business Days of the date Sellers deliver to Purchaser a written request, Purchaser shall provide any information reasonably requested by Sellers relating to any circumstance referred to in clauses (i) or (ii) of the immediately preceding sentence.

(d)            If any portion of the Financing becomes unavailable or Purchaser becomes aware of any event or circumstance that would reasonably be expected to make any portion of the Financing becoming unavailable, Purchaser shall use its reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions not materially less favorable to Purchaser or its Affiliates (taking into account the flex provisions related to the Credit Agreement) than the terms and conditions set forth in the Credit Agreement, as applicable, as promptly as reasonably practicable following the occurrence of such event. Purchaser shall deliver to Sellers true and complete copies of any commitment letter or other Contract pursuant to which any such alternative source shall have committed to provide any portion of the Financing and such commitment letter or other Contract shall be a “Credit Agreement” for all purposes hereunder. Purchaser acknowledges and agrees that the obtaining of the Financing, or any alternative financing, is not a condition to Closing.

(e)            From and after the Bidder Approval Date and prior to the Closing, Sellers and their subsidiaries shall use their respective commercially reasonable best efforts to provide or cause to be provided, and to cause their respective Advisors to provide or cause to be provided, to Purchaser, in each case, at Purchaser’s sole expense, all customary cooperation and all customary financial information reasonably requested by Purchaser in connection with the Financing (in each case, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Sellers). All non-public information regarding Sellers provided to Purchaser, its affiliates, its potential lenders and investors or its Advisors pursuant to this Section 6.6(e) shall be kept confidential by them in accordance with the Confidentiality Agreement or confidentiality provisions comparable to those set forth in the Confidentiality Agreement. None of Sellers shall be required to disclose any information that is subject to attorney-client or similar privilege. None of Sellers shall be required to take any action pursuant to this Section 6.6(e) that would subject it to actual or potential liability for which it would not be indemnified hereunder or to bear any cost or expense or to pay any commitment or other fee or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Closing. Purchaser shall indemnify and hold harmless the Seller Parties from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with this Section 6.6(e) and any information utilized in connection therewith. Purchaser shall, promptly upon request by Yellow, reimburse Sellers for all reasonable out-of-pocket costs incurred by them in connection with this Section 6.6(e).

6.7           De-Branding. As soon as reasonably practicable, but in no event more than sixty (60) days after the Closing, Purchaser or Designated Purchaser, as applicable, shall take all actions necessary to remove or obscure any of Sellers’ identifiable trademarks, tradenames, trade dress, branding, signage, or other usage of any Seller’s trademarks, business names and logos located on or about the Acquired Real Property, including all uses of the name “Yellow” and Yellow’s trademarks.

6.8           Further Assurances. From time to time, as and when requested by any Party and at such requesting Party’s expense, any other Party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the Transactions. In furtherance of the foregoing, in order to facilitate the timely registration of any Acquired Owned Real Property in accordance with this Agreement and local land registry office requirements, the Parties shall agree upon the fair market value of each Acquired Owned Real Property and each Party hereto will execute and deliver, or cause to be executed and delivered, at the requesting Party’s expense, such reasonable and typical affidavits, conveyances and/or filings as the local land registry office may require and to which the requested Party has no reasonable objection. However, while each of the Parties will co-operate in connection with the foregoing, notwithstanding the foregoing co-operation, said co-operation and the resulting affidavits, conveyances and/or filings shall not in itself, in any manner: (x) increase or decrease the scope or any other aspect of any Party’s representations or warranties and/or other obligations contained in this Agreement; and (y) result in a requested Party incurring any additional third party costs or expenses (other than its own legal fees which it shall continue to be solely responsible for bearing).

6.9           Insurance Matters. Purchaser acknowledges that, subject to the next sentence, upon Closing, all nontransferable insurance coverage provided in relation to any Seller and the Acquired Assets that is maintained by such Seller or its Affiliates (whether such policies are maintained with third party insurers or with Seller or its Affiliates) shall cease to provide any coverage to Purchaser and the Acquired Assets and no further coverage shall be available to Purchaser or the Acquired Assets under any such policies. From and after the Closing, Purchaser shall have the right to make claims and the right to any proceeds with respect to any matter solely to the extent related to the Acquired Assets or Assumed Liabilities under any insurance policies for occurrence-based claims inuring to the benefit of Sellers or any of their Affiliates for periods prior to the Closing, and Sellers shall use reasonable efforts to seek recovery or allow Purchaser to seek recovery under such insurance policies, and Seller shall cooperate with Purchaser’s reasonable requests if it seeks recovery, with respect to such matters and shall remit (or, at Purchaser’s request, direct any such insurer to pay directly to Purchaser) any insurance proceeds actually obtained therefrom (net of Sellers’ reasonable and documented out-of-pocket costs and expenses of seeking such recovery, to the extent not otherwise paid or reimbursed by Purchaser) to Purchaser or its designee.

6.10         Guarantees. Purchaser acknowledges that in the course of conduct of their business, Sellers and their Affiliates may have entered into various arrangements (a) in which guarantees, letters of credit, sureties, bonds or similar arrangements were issued by Sellers or their Affiliates and (b) in which Sellers or their Affiliates are the primary obligors on other Contracts, in any such case to support or facilitate such business. The arrangements entered into by Sellers or their Affiliates referred to in the foregoing clauses (a) and (b), solely to the extent relating to any Acquired Assets or Assumed Liabilities set forth in Schedule 6.10, are referred to as the “Seller Support Obligations”. It is understood that the Seller Support Obligations are not intended to continue after the Closing. Purchaser agrees that it shall use its reasonable best efforts to obtain replacements for the Seller Support Obligations (which shall include the full and unconditional release of Sellers and their Affiliates) that will be in effect at the Closing or, in the case of Seller Support Obligations described in the foregoing clause (b), will use its commercially reasonable efforts to arrange for itself or one of its Subsidiaries to be substituted as the primary obligor thereon as of the Closing through an assumption, accession, acknowledgement or similar agreement (which shall include the full and unconditional release of Sellers and their Affiliates) with the beneficiary of the applicable Seller Support Obligation. Whether or not Purchaser is able to satisfy the terms of the immediately preceding sentence, Purchaser shall indemnify Sellers and their Affiliates and each of their respective officers, directors, employees, agents and representatives from and against any and all Liabilities incurred by any of them relating to the Seller Support Obligations. Purchaser agrees that, with respect to any Seller Support Obligation, its reasonable best efforts pursuant to this Section 6.10 shall include, if requested, the execution and delivery by Purchaser, or by an Affiliate of Purchaser acceptable to the beneficiary of such Seller Support Obligation, of a replacement guarantee that is substantially in the form of such Seller Support Obligation. All costs and expenses incurred in connection with providing the release or substitution of the Seller Support Obligations shall be borne by Purchaser.

6.11          Receipt of Misdirected Assets; Liabilities.

(a)            From and after the Closing, if any Seller or any of its respective Affiliates receives any right, property or asset that is an Acquired Asset, the applicable Seller shall promptly transfer or cause such of its Affiliates to transfer such right, property or asset (and shall promptly endorse and deliver any such asset that is received in the form of cash, checks or other documents) to Purchaser, and such asset will be deemed the property of Purchaser held in trust by such Seller for Purchaser until so transferred. From and after the Closing, if Purchaser or any of its Affiliates receives any right, property or asset that is an Excluded Asset, Purchaser shall promptly transfer or cause such of its Affiliates to transfer such asset (and shall promptly endorse and deliver any such right, property or asset that is received in the form of cash, checks, or other documents) to the applicable Seller, and such asset will be deemed the property of such Seller held in trust by Purchaser for such Seller until so transferred.

(b)            From and after the Closing, if any Seller or any of its Affiliates is subject to a Liability that should belong to Purchaser or its Affiliates pursuant to the terms of this Agreement, such Seller shall promptly transfer or cause such of its Affiliates to transfer such Liability to Purchaser, and Purchaser shall assume and accept such Liability. From and after the Closing, if Purchaser or any of its Affiliates is subject to a Liability that should belong to a Seller or its Affiliates pursuant to the terms of this Agreement, Purchaser shall promptly transfer or cause such of its Affiliates to transfer such Liability to the applicable Seller or its Affiliates, and such Seller or its Affiliates shall assume and accept such Liability.

6.12         Acknowledgment by Purchaser. Notwithstanding the foregoing or anything else contained herein or elsewhere to the contrary:

(a)            Purchaser acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that it has conducted to its full satisfaction an independent investigation and verification of the business (including its financial condition, results of operations, assets, Liabilities, properties, Contracts, zoning, environmental, health or safety conditions and compliance, employee matters, regulatory compliance, business risks and prospects) of Sellers, and the Acquired Assets and the Assumed Liabilities, and, in making its determination to proceed with the Transactions, Purchaser and the Purchaser Group have relied solely, are relying, and will rely, solely, on the Express Representations and the results of the Purchaser Group’s own independent investigation and verification and have not relied on, are not relying on, and will not rely on, any information, statements, disclosures, documents, projections, forecasts or other material made available to Purchaser or any of its Affiliates or Advisors in the Dataroom, any Information Presentation, or any other information, statements, disclosures or materials, in each case, whether written or oral, made or provided by or on behalf of any Seller or any other Seller Party, or any failure of any of the foregoing to disclose or contain any information, except for the Express Representations. Purchaser acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that (i) the Express Representations are the sole and exclusive representations, warranties and statements of any kind made to Purchaser or any member of the Purchaser Group and on which Purchaser or any member of the Purchaser Group may rely in connection with the Transactions and (ii) all other representations, warranties and statements of any kind or nature expressed or implied, statutory, whether in written, electronic or oral form, including (A) the completeness or accuracy of, or any omission to state or to disclose, any information (other than solely to the extent expressly set forth in the Express Representations) including in the Dataroom, Information Presentation, meetings, calls or correspondence with management of any Seller, any of the Seller Parties or any other Person on behalf of any Seller or any of the Seller Parties or any of their respective Affiliates or Advisors and (B) any other statement relating to the historical, current or future business, financial condition, results of operations, assets, Liabilities, properties, Contracts, environmental, health or safety conditions and compliance, employee matters, regulatory compliance, business risks and prospects of the Sellers, or the quality, quantity or condition of any of the Acquired Assets, are, in each case, specifically disclaimed by each Seller, on its behalf and on behalf of the Seller Parties. Purchaser, on its own behalf and on behalf of the Purchaser Group: (1) disclaims reliance on the items in clause (ii) in the immediately preceding sentence; and (2) acknowledges and agrees that it has relied on, is relying on and will rely on only the items in clause (i) in the immediately preceding sentence.

(b)            Purchaser acknowledges and agrees, on its own behalf and on behalf of the members of Purchaser Group, that it will not assert, institute, or maintain, and will cause each member of the Purchaser Group not to assert, institute or maintain, any Action that makes any claim contrary to the agreements and covenants set forth in this Section 6.12. Purchaser acknowledges and agrees, on its own behalf and on behalf of the members of Purchaser Group, that the covenants and agreements contained in this Section 6.12 (i) require performance after the Closing to the maximum extent permitted by applicable Law and (ii) are an integral part of the Transactions and that, without these agreements set forth in this Section 6.12, Sellers would not enter into this Agreement.

6.13         Removal of Trucks, Trailers, Other Rolling Stock, and Other Assets. On or before the Closing Date, Sellers and Purchaser shall reasonably agree on Acquired Real Property locations to which the trucks, trailers and other rolling stock of Sellers (collectively, the “Rolling Stock”) shall be consolidated to in order to permit a timely and organized disposition of such Rolling Stock. As a post-Closing covenant, and not as a Closing condition, all Rolling Stock shall have been removed from the Acquired Real Property within thirty (30) days after the Closing Date or such other period as the Parties may agree; provided that, if at the end of such period, there remains any Acquired Real Property that Sellers have not fully vacated in accordance with this Section 6.13, Sellers shall pay Purchaser a license fee per month thereafter (until so vacated) in the amount of a fair market rental rate per month equal to 0.7% of the Purchase Price of those properties occupied by Sellers (as determined by the Allocation pursuant to Section 9.2 of this Agreement) plus all pro-rated real estate taxes with respect to such occupied properties, for up to two additional months. If Sellers have not vacated such properties in accordance with this Section 6.13 by the end of the second additional month, the fair market rental rate per month for each additional month shall be 0.8% of the Purchase Price of those properties occupied by Sellers (as determined by the Allocation pursuant to Section 9.2 of this Agreement) plus all pro-rated real estate taxes with respect to such occupied properties, for up to two additional months. If Sellers have not vacated such properties by the end of the fourth additional month, the fair market rental rate per month thereafter shall be 1.0% of the Purchase Price of those properties occupied by Sellers (as determined by the Allocation pursuant to Section 9.2 of this Agreement) plus all prorated real estate taxes with respect to such occupied properties. No additional extensions shall be considered unless both Parties agree to such extension in writing. Sellers shall be responsible for Purchaser’s reasonable legal expenses and other costs incurred by Purchaser in order to cause the disposition and/or removal of any remaining Rolling Stock from any Acquired Real Property.

During the foregoing time periods, Purchaser shall permit Sellers with reasonable access and upon reasonable advance notice and during regular business hours to the Acquired Real Property to (or to permit any third party to) remove the Rolling Stock and any other Excluded Assets located thereon. Should Sellers authorize any third party be sent to the Acquired Real Property to remove the Rolling Stock or any other Excluded Assets, prior to any third party entering the Acquired Real Property for any purpose, such party shall deliver to Purchaser evidence of the following insurance coverage: (i) workers’ compensation insurance in accordance with applicable law, (ii) commercial general liability insurance with limits of at least Two Million Dollars ($2,000,000.00) for bodily or personal injury or death, and (iii) property damage insurance in the amount of at least Two Million Dollars ($2,000,000.00). Sellers or any third party shall deliver to Purchaser evidence of all insurance coverages required to be maintained. Each insurance policy required to be maintained shall be written by a reputable insurance company having a rating of at least “A-VII” by Best’s Rating Guide (or a comparable rating by a successor rating service) and name Purchaser as an additional insured thereunder. Purchaser shall have the right, in its discretion, to accompany any third party during any entry of the Acquired Real Property or any portion thereof.

6.14          Access.  Sellers shall use reasonable best efforts to collect all access keys, cards or codes, lock combinations, security codes or other entry system codes or passwords pertaining to physical access to each parcel of the Acquired Real Property and improvements thereon and to deliver the foregoing to Purchaser at the Closing, and to the extent that any of the foregoing are not located or delivered as of the Closing, Sellers shall continue to use reasonable best efforts to locate the foregoing and cooperate in all respects with Purchaser in obtaining the same or substitutes therefor.

ARTICLE VII
CONDITIONS TO CLOSING

7.1            Conditions Precedent to the Obligations of Purchaser and Sellers. The respective obligations of each Party to consummate the Closing are subject to the satisfaction (or to the extent permitted by Law, written waiver by Sellers and Purchaser) on or prior to the Closing Date, of each of the following conditions:

(a)            the expiration or termination of any required waiting period under any Antitrust Law set forth in Schedule 7.1 applicable to the Transactions, and the receipt of any required approval related to the Transactions under any other Antitrust Law set forth in Schedule 7.1;

(b)            no Governmental Body of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Order (including any temporary restraining Order or preliminary or permanent injunction) or Law restraining, enjoining or otherwise prohibiting the Closing that is continuing in effect; and

(c)            the Bankruptcy Court shall have entered the Sale Order, which shall have become final and non-appealable and shall not have been stayed, reversed, or modified in a manner not acceptable to the Parties.

7.2           Conditions Precedent to the Obligations of Purchaser. The obligations of Purchaser to consummate the Closing are subject to the satisfaction (or to the extent permitted by Law, written waiver by Purchaser in its sole discretion), on or prior to the Closing Date, of each of the following conditions:

(a)            (i) the representations and warranties made by Sellers in Article III (in each case, other than the Fundamental Representations and other than the representations and warranties set forth in Section 3.4) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, except (A) that representations and warranties that are made as of a specified date need be true and correct in all respects only as of such date and (B) to the extent the failure of such representations and warranties to be true and correct as of such dates has not had a Material Adverse Effect and (ii) the representations and warranties set forth in Section 3.1, Section 3.2 and Section 3.8 (collectively, the “Fundamental Representations”) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that such Fundamental Representations that are made as of a specified date need be true and correct in all material respects only as of such date;

(b)            the representations and warranties set forth in Section 3.4 shall be true and correct in all respects as of the Closing Date with respect to each parcel of the Acquired Real Property, provided that in the event the foregoing condition is not satisfied as of the Closing Date with respect to any individual parcel of Acquired Real Property, Purchaser’s sole recourse shall be, at Purchaser’s option, to exclude such individual parcel of Acquired Real Property from the Acquired Assets and proceed with the Closing with respect to any other parcels of Acquired Real Property included in the Acquired Assets; provided, further, that (Y) prior to excluding any such parcel, Purchaser shall notify Sellers of the failure of the foregoing condition to be satisfied, together with Purchaser’s basis therefor and supporting evidence thereof, and provide Sellers with reasonable opportunity to cure such failure and (Z) in the event that any individual parcel or parcels of Acquired Real Property are excluded from the Acquired Assets pursuant to the immediately preceding proviso, the Purchase Price shall be reduced by an amount equal to:

 (i)            solely for the purposes of this proviso and the proviso to Section 8.1(e), that portion of the Purchase Price equal to the product of the percentage set forth for such parcel or parcels on the column titled “% of Total” on Schedule 7.2(b)(i) multiplied by the total Purchase Price (the “Pro Rated Amount”); or

 (ii)            as may otherwise be mutually agreed upon in writing between the Parties;

(c)            Sellers shall not have breached in a manner that is material with respect to the Transactions, taken as a whole, the covenants required to be performed or complied with by Sellers under this Agreement on or prior to Closing; and

(d)            Purchaser shall have received on and as of the Closing Date a certificate of an authorized officer of Sellers confirming that the conditions set forth Section 2.4 have been satisfied.

(e)            As of the Closing Date, no right of first refusal relating to any individual parcel or parcels of Acquired Real Property shall have been exercised, and the deadline to exercise any such right of first refusal shall have expired. In the event that the foregoing condition is not satisfied as of the Closing Date, Purchaser may elect, in its sole and absolute discretion, to exclude such individual parcel or parcels of Acquired Real Property from the Acquired Assets and proceed with the Closing, with the Purchase Price to be reduced by an amount determined pursuant to the methodology set forth in Section 7.2(b) hereof.

7.3            Conditions Precedent to the Obligations of Sellers. The obligations of Sellers to consummate the Closing are subject to the satisfaction (or to the extent permitted by Law, written waiver by Sellers in their sole discretion), on or prior to the Closing Date, of each of the following conditions:

(a)             the representations and warranties made by Purchaser in Article IV shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that representations and warranties that are made as of a specified date need be true and correct in all material respects only as of such date;

(b)            Purchaser shall not have breached in a manner that is material with respect to the Transactions, taken as a whole, the covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date; and

(c)            Sellers shall have received on and as of the Closing Date a certificate of an authorized officer of Purchaser confirming that the conditions set forth in Section 2.5 have been satisfied.

7.4           Waiver of Conditions. Upon the occurrence of the Closing, any condition set forth in this Article VII that was not satisfied as of the Closing will be deemed to have been waived for all purposes by the Party having the benefit of such condition as of and after the Closing. None of Purchaser or Sellers may rely on the failure of any condition set forth in this Article VII, as applicable, to be satisfied if such failure was caused by such Party’s failure to perform any of its obligations under this Agreement, including its obligation to use its reasonable best efforts to consummate the Transactions as required under this Agreement.

ARTICLE VIII
TERMINATION

8.1           Termination of Agreement. This Agreement may be terminated at any time prior to the Closing only in accordance with this Section 8.1, and in no other matter:

(a)            by the mutual written consent of Sellers and Purchaser;

(b)            by written notice of either Purchaser or Sellers to the other, if there is in effect any Law or Order enacted or issued by a Governmental Body of competent jurisdiction that restrains, enjoins, declares unlawful or otherwise prohibits the consummation of the Closing or declaring unlawful the Transactions, and such Law or Order has become final, binding and non- appealable; provided that no Party may terminate this Agreement under this Section 8.1(b) if the issuance of such Order was sought or requested by such Party or caused by such Party’s failure to perform any of its obligations under this Agreement;

(c)            by written notice of either Purchaser or Sellers, if the Closing shall not have occurred on or before February 6, 2024; provided, however, that such date may be extended one time for an additional thirty (30) calendar days upon the mutual agreement of Purchaser and Yellow, and, if so extended, Sellers shall pay to Purchaser an extension fee in the amount of $2,000,000, which may be applied as a credit towards the Purchase Price if Purchaser is the Successful Bidder (the “Outside Date”) (or such later date as provided in Section 10.12); provided that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the failure of the Closing to have occurred by the Outside Date was caused by such Party’s failure to perform any of its obligations under this Agreement;

(d)            by written notice from Sellers to Purchaser, upon a breach of any covenant or agreement on the part of Purchaser, or if any representation or warranty of Purchaser will have become untrue, in each case, such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied, including a breach of Purchaser’s obligation to consummate the Closing; provided that (i) if such breach is curable by Purchaser (other than a breach or failure by Purchaser to close when required pursuant to Section 2.3) then Sellers may not terminate this Agreement under this Section 8.1(d) for so long as Purchaser continues to exercise reasonable best efforts to cure such breach unless such breach has not been cured by the date which that the earlier of (A) two Business Days prior to the Outside Date and (B) 15 days after Sellers notify Purchaser of such breach and (ii) Sellers’ right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to Sellers at any time that Sellers are in material breach of, any covenant, representation or warranty hereunder;

(e)             by written notice from Purchaser to Sellers, upon a breach of any covenant or agreement on the part of Sellers, or if any representation or warranty of the Sellers will have become untrue, in each case, such that the conditions set forth in Section 7.2(a) or 7.2(c) would not be satisfied; provided that:

 (i)            if such breach is curable by Sellers (other than a breach or failure by Sellers to close when required pursuant to Section 2.3) then Purchaser may not terminate this Agreement under this Section 8.1(e) for so long as Sellers continue to exercise reasonable best efforts to cure such breach unless such breach has not been cured by the date which is the earlier of (A) two Business Days prior to the Outside Date and (B) 20 days after Purchaser notifies Sellers of such breach;

 (ii)            with respect to any representation or warranty set forth in Section 3.4, Purchaser shall not be entitled to terminate this Agreement, but rather shall be entitled solely to exclude from the Closing any specific individual parcel of Acquired Real Property with respect to which such representations or warranties are not true at the time of the Closing; provided further that in the event that any individual parcel or parcels of Acquired Real Property are excluded from the Acquired Assets pursuant to this clause (ii), the Purchase Price shall be reduced by an amount equal to: (A) if any individual parcel or parcels of Acquired Real Property are subject to one or more Qualified Bids (as defined in the Bidding Procedures Order and as may be improved upon at the Auction), the greater of (I) the value of the highest Qualified Bid in the Auction pertaining to such parcel or parcels and (II) the highest value allocated to such parcel or parcels in connection with a Qualified Bid in the Auction for a package of Acquired Real Property that includes such parcel or parcels; (B) if (A) is not applicable but the Sellers otherwise have a binding offer or Contract for such parcel or parcels, the value in such binding offer or Contract; (C) if neither (A) nor (B) is applicable, the Pro Rated Amount, or (D) as may otherwise be mutually agreed upon in writing between the Parties; and

 (iii)            the right to terminate this Agreement pursuant to this Section 8.1(e) will not be available to Purchaser at any time that Purchaser is in material breach of, any covenant, representation or warranty hereunder;

(f)              by written notice from Sellers to Purchaser, if all of the conditions set forth in Sections 7.1 and 7.2 have been satisfied (other than conditions that by their nature are to be satisfied at the Closing, but which conditions are capable of being satisfied) or waived and Purchaser fails to complete the Closing at the time required by Section 2.3;

(g)             by written notice from Sellers to Purchaser, if any Seller or the board of directors (or similar governing body) of any Seller determines that proceeding with the Transactions or failing to terminate this Agreement would be inconsistent with its or such Person’s or body’s fiduciary duties;

(h)             by written notice of either Purchaser or Sellers, if, prior to termination of this Agreement pursuant to another provision of this Section 8.1, (i) any Seller enters into one or more Alternative Transactions with one or more Persons other than Purchaser or the Successful Bidder or the Backup Bidder at the Auction or (ii) the Bankruptcy Court approves an Alternative Transaction other than with the Successful Bidder or the Backup Bidder;

(i)              by written notice from either Purchaser or Sellers, if Purchaser is not the Successful Bidder or the Backup Bidder at the Auction; or

(j)              by written notice from Sellers to Purchaser if the Credit Agreement is not duly executed and delivered by Purchaser and the Lenders in accordance with Section 4.4(d) within twenty-four hours following the Bidder Approval Date (if any).

8.2           Effect of Termination. In the event of termination of this Agreement in accordance with Article VIII, this Agreement shall forthwith become null and void and no Party or any of its partners, officers, directors, managers or equityholders will have any Liability under this Agreement; provided that Section 2.2, Section 6.2(b), Section 6.6(e), Section 6.12, this Section 8.2 and Article X shall survive any such termination; provided further that no termination will relieve Purchaser from any Liability for damages, losses, costs or expenses (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and would include the benefits of the Transactions lost by Sellers (taking into consideration all relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of Sellers) resulting from any Willful Breach of this Agreement prior to the date of such termination (which, for the avoidance of doubt, will be deemed to include any failure by Purchaser to consummate the Closing if and when it is obligated to do so hereunder). Subject to Section 10.12, nothing in this Section 8.2 will be deemed to impair the right of any Party to be entitled to specific performance or other equitable remedies to enforce specifically the terms and provisions of this Agreement.

ARTICLE IX
TAXES

9.1           Transfer Taxes. Any U.S. federal, state, provincial, local, municipal, and non-U.S. sales, consumption sales, goods and services, harmonized sales, use, excise, value added, registration, real property, deed, land transfer, retail sales, mutations, purchase, transfer, franchise, deed, fixed asset, stamp, documentary stamp, duties on the transfer of immovables or other Taxes and recording charges (including all related interest, penalties, and additions to any of the foregoing) payable by reason of the purchase or sale of the Acquired Assets or the assumption of the Assumed Liabilities under this Agreement or the Transactions (the “Transfer Taxes”) shall be borne and timely paid by Purchaser, and Purchaser shall timely file all Tax Returns related to any Transfer Taxes with the appropriate Taxing Authority. Purchaser or Designated Purchaser shall pay any Transfer Taxes to the Sellers or directly to the relevant Governmental Body as and when required under applicable Law.

9.2           Allocation of Purchase Price. For U.S. federal and applicable state and local and foreign income Tax purposes, Purchaser, Sellers, and their respective Affiliates shall allocate the Purchase Price (and any Assumed Liabilities or other amounts treated as part of the purchase price for U.S. federal income Tax purposes) among the Acquired Assets in accordance with the fair market value of the Acquired Assets (the “Allocation Methodology”). As soon as commercially practicable, but no later than thirty (30) days following the determination of the final Purchase Price, Purchaser shall provide a proposed allocation to Sellers setting forth the allocation of the Purchase Price (and other amounts treated as part of the purchase price for U.S. federal income Tax purposes) among the Acquired Assets in accordance with the Allocation Methodology (the “Allocation”) subject to Sellers’ review and approval (such approval not to be unreasonably delayed, conditioned or withheld). Purchaser shall either: (i) incorporate any changes reasonably requested by Sellers with respect to such Allocation; provided that Sellers’ requested Allocation is acceptable to Purchaser; or (ii) within fifteen (15) days after Purchaser’s receipt of Sellers’ requested changes to the Allocation, provide written notice to Sellers that Purchaser objects to Sellers requested Allocation changes (the “Allocation Objection Notice”). If Purchaser timely delivers an Allocation Objection Notice to Sellers or alternatively, if Sellers deliver a written objection within thirty (30) days after receipt of the draft Allocation proposed by Purchaser, then Purchaser and Sellers shall negotiate in good faith to resolve any such objection, and, if Sellers and Purchaser cannot resolve such dispute within thirty (30) days of Purchaser’s receipt of Sellers’ objection, then a recognized industrial real estate brokerage firm specializing in trucking real estate mutually acceptable to Purchaser and Sellers shall resolve such dispute, with the costs of such resolution to be evenly split by Purchaser, on the one hand, and Sellers, on the other hand, and the resolution of such dispute shall be final and binding on the Parties. The Parties and their respective Affiliates shall file all Tax Returns in accordance with such Allocation (as finally determined under this Section 9.2) and not take any Tax related action inconsistent with the Allocation, in each case, unless otherwise required by a “determination” within the meaning of section 1313(a) of the Tax Code and other applicable Law.

9.3           Cooperation. Purchaser and Sellers shall reasonably cooperate, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any Action, audit, litigation, or other proceeding with respect to Taxes.

9.4           Preparation of Tax Returns and Payment of Taxes.

(a)            Except as otherwise provided by Section 9.1, Sellers shall prepare and timely file (i) all Tax Returns with respect to the Acquired Assets for any Tax period ending on or before the Closing Date, and (ii) Taxes imposed on or payable by any of the Sellers for any Tax period and (iii) Taxes imposed on or with respect to any of the Excluded Assets or Excluded Liabilities for any Tax period.

(b)            Purchaser shall prepare and timely file all Tax Returns with respect to the Acquired Assets for any Tax period ending after the Closing Date. With respect to any Straddle Period, Purchaser shall prepare such Tax Returns consistent with past practice, and shall provide Sellers or their successors in rights, as applicable, with a draft of such Tax Returns at least fifteen (15) days prior to the filing of any such Tax Return. Purchaser shall consider in good faith any changes reasonably requested by Sellers with respect to such Tax Returns. Purchaser shall be responsible for paying any Taxes reflected on any Tax Return that Purchaser is obligated to prepare and file under this Section 9.4(b).

(c)            Purchaser shall not file any Tax Return, file an amendment to any previously-filed Tax Return, or otherwise take any Tax position, in each case, that has the effect of increasing any Tax that is payable or otherwise borne by Sellers.

ARTICLE X
MISCELLANEOUS

10.1         Non-Survival of Representations and Warranties and Certain Covenants; Certain Waivers. Notwithstanding the foregoing or anything else contained herein or elsewhere to the contrary, each of the Sellers’ representations and warranties and the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance by such Party prior to the Closing) of the Parties set forth in this Agreement or in any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, will terminate effective immediately as of the Closing such that no claim for breach of any such representation, warranty, covenant or agreement, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought with respect thereto after the Closing. Each covenant and agreement that explicitly contemplates performance after the Closing, will, in each case and to such extent, expressly survive the Closing in accordance with its terms, and if no term is specified, then for five years following the Closing Date, and nothing in this Section 10.1 will be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement. Purchaser and Sellers acknowledge and agree, on their own behalf, with respect to Purchaser, and on behalf of the Purchaser Group that the agreements contained in (among others) Section 6.10, Section 6.12, and this Section 10.1 require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for five years. Purchaser on behalf of itself and the other members of the Purchaser Group hereby waives all rights and remedies with respect to any environmental, health or safety matters, including those arising under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or any other Environmental Laws, relating to this Agreement or the Transactions.

10.2         Expenses. Whether or not the Closing takes place, except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of Advisors) incurred in connection with the negotiation of this Agreement and the other agreements contemplated hereby, the performance of this Agreement and the other agreements contemplated hereby and the consummation of the Transactions will be paid by the Party incurring such fees, costs and expenses; it being acknowledged and agreed that (a) all fees and expenses in connection with any filing or submission required under the HSR Act and the Antitrust Laws or other regulations set forth in Schedule 7.1 will be allocated pursuant to Section 6.3, (b) all Transfer Taxes will be allocated pursuant to Section 9.1 and (c) all Cure Costs will be allocated pursuant to Section 5.2.

10.3         Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted by electronic mail (having obtained electronic delivery confirmation thereof) if delivered by 5:00 P.M. local time of the recipient on a Business Day and otherwise on the following Business Day, (c) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case, to the respective Party at the number, electronic mail address or street address, as applicable, set forth below, or at such other number, electronic mail address or street address as such Party may specify by written notice to the other Party.

Notices to Purchaser:

XPO, Inc.
Five American Lane
Greenwich, CT 06831
Attention:	Wendy Cassity
Email:	[Intentionally Omitted]

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Scott K. Charles
Gregory E. Pessin
Benjamin S. Arfa
Adam O. Emmerich
Viktor Sapezhnikov
Email:	SKCharles@wlrk.com
GEPessin@wlrk.com
BSArfa@wlrk.com
AOEmmerich@wlrk.com
VSapezhnikov@wlrk.com

Notices to Sellers:

Yellow Corporation 11500 Outlook Street, Suite 400 Overland Park, Kansas 66211
Attention:	Chief Financial Officer
General Counsel
Email:	Dan.Olivier@myYellow.com
Leah.Dawson@myYellow.com

with copies to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Allyson Smith
Steve Toth
Email:	allyson.smith@kirkland.com
steve.toth@kirkland.com

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7
Attention:	Robert J. Chadwick
Caroline Descours
Email:	rchadwick@goodmans.ca
cdescours@goodmans.ca

10.4         Binding Effect; Assignment.

(a)            This Agreement shall be binding upon Purchaser and, subject to the terms of the Bidding Procedures Order (with respect to the matters covered thereby) and the entry and terms of the Sale Order, Sellers, and shall inure to the benefit of and be so binding on the Parties and their respective successors and permitted assigns, including any trustee or estate representative appointed in the Bankruptcy Cases or any successor Chapter 7 cases; provided that, subject to Section 10.4(b), neither this Agreement nor any of the rights or obligations hereunder may be assigned or delegated without the prior written consent of Purchaser and Yellow, and any attempted assignment or delegation without such prior written consent shall be null and void; provided further that Purchaser (subject to Purchaser remaining liable for its obligations hereunder in the event such obligations are not performed in accordance with their terms) may assign any of its rights or obligations hereunder to any of its Affiliates without the consent of any Person.

(b)            At any time following entry of the Sale Order and prior to the Closing, Purchaser shall be entitled to designate, by written notice to Sellers, one or more Affiliates to (i) purchase the Acquired Assets and pay the corresponding Purchase Price amount or (ii) assume the Assumed Liabilities (any such Affiliates that shall be designated in accordance with this clause, a “Designated Purchaser”). In addition, and for the avoidance of doubt, a Designated Purchaser shall be entitled to perform any other covenants or agreements of Purchaser under this Agreement. Further notwithstanding anything in this Agreement to the contrary, Purchaser in its sole discretion may, by written notice delivered to Sellers no later than five (5) business days prior to the Closing Date, designate a Designated Purchaser to take title to any Acquired Owned Real Property. Subject to this paragraph, this Agreement and the provisions hereof shall be binding upon each of such parties, their successors and permitted assigns and Purchaser shall remain primarily liable until the transfer to any such Designated Purchaser and the satisfaction by such Designated Purchaser of any related obligations or other Liabilities hereunder.

(c)            Purchaser acknowledges and agrees to comply with the anti-collusion requirements of the Bidding Procedures Order and the Bankruptcy Code.

10.5         Amendment and Waiver. Except as set forth in Section 11.4, any provision of this Agreement or the Schedules or exhibits hereto may be (a) amended only in a writing signed by Purchaser and Sellers or (b) waived only in a writing executed by the Party against which enforcement of such waiver is sought. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

10.6         Third Party Beneficiaries. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than (i) for purposes of Section 10.7, the Non-Recourse Parties, (ii) for purposes of Section 6.6(e) and Section 6.12, the Seller Parties, and (iii) the Parties hereto and such permitted assigns, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

10.7         Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or Advisor of any Party (each, a “Non-Recourse Party”) will have any Liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or Liabilities of any of the parties to this Agreement or for any Agreement Dispute (as defined herein), and in no event shall any Party have any shared or vicarious liability, or otherwise be the subject of legal or equitable claims, for the actions, omissions or fraud (including through equitable claims (such as unjust enrichment) not requiring proof of wrongdoing committed by the subject of such claims) of any other Person.

10.8         Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law in any jurisdiction, such provision will be ineffective only to the extent of such prohibition or invalidity in such jurisdiction, without invalidating the remainder of such provision or the remaining provisions of this Agreement or in any other jurisdiction.

10.9         Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and will in no way restrict or otherwise modify any of the terms or provisions hereof.

10.10       Schedules. The Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; provided that each section of the Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Schedules, and any disclosure in the Schedules will be deemed a disclosure against any representation or warranty set forth in this Agreement. Capitalized terms used in the Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Schedules or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course, and no Party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Schedules or exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not set forth or included in this Agreement, the Schedules or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course. In addition, matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. No information set forth in the Schedules will be deemed to broaden in any way the scope of the Parties’ representations and warranties. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Schedule is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement, or item which terms will be deemed disclosed for all purposes of this Agreement. The information contained in this Agreement, in the Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third party of any matter whatsoever, including any violation of Law or breach of Contract.

10.11       Complete Agreement. This Agreement, together with the Confidentiality Agreement and any other agreements expressly referred to herein or therein, contains the entire agreement of the Parties respecting the sale and purchase of the Acquired Assets and the Assumed Liabilities and the Transactions and supersedes all prior agreements among the Parties respecting the sale and purchase of the Acquired Assets and the Assumed Liabilities and the Transactions. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement), will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the Parties with respect hereto and will be deemed joint work product of the Parties.

10.12       Specific Performance. The Parties agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if any of the Parties fails to take any action required of it hereunder to consummate the Transactions. It is accordingly agreed that (a) the Parties will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.13 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific performance and other equitable relief is an integral part of the Transactions and without that right, neither Sellers nor Purchaser would have entered into this Agreement. The Parties acknowledge and agree that any Party pursuing an injunction or injunctions or other Order to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.12 will not be required to provide any bond or other security in connection with any such Order. The remedies available to Sellers pursuant to this Section 10.12 will be in addition to any other remedy to which they were entitled at law or in equity, and the election to pursue an injunction or specific performance will not restrict, impair or otherwise limit any Seller from seeking to collect or collecting damages. If, prior to the Outside Date, any Party brings any action, in each case in accordance with Section 10.13, to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date will automatically be extended (i) for the period during which such action is pending, plus ten Business Days or (ii) by such other time period established by the court presiding over such action, as the case may be. In no event will this Section 10.12 be used, alone or together with any other provision of this Agreement, to require any Seller to remedy any breach of any representation or warranty made by any Seller herein.

10.13       Jurisdiction and Exclusive Venue. Each of the Parties irrevocably agrees that any Action of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which any Liability or obligation may be sought to be imposed, whether sounding in contract or in tort or under statute, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of, or related to this Agreement or the negotiation, execution, or performance of this Agreement or the Transactions and any questions concerning the construction, interpretation, validity and enforceability of this Agreement (each, an “Agreement Dispute”) brought by any other Party or its successors or assigns will be brought and determined only in (a) the Bankruptcy Court and any federal court to which an appeal from the Bankruptcy Court may be validly taken or (b) if the Bankruptcy Court is unwilling or unable to hear such Action, in the Court of Chancery of the State of Delaware (or if such court lacks jurisdiction, any other state or federal court sitting in the State of Delaware) (the “Chosen Courts”), and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the Chosen Courts for itself and with respect to its property, generally and unconditionally, with regard to any Agreement Dispute. Each of the Parties agrees not to commence any Agreement Dispute except in the Chosen Courts, other than Actions in any court of competent jurisdiction to enforce any Order, decree or award rendered by any Chosen Courts, and no Party will file a motion to dismiss any Agreement Dispute filed in a Chosen Court on any jurisdictional or venue-related grounds, including the doctrine of forum non-conveniens. The Parties irrevocably agree that venue would be proper in any of the Chosen Court, and hereby irrevocably waive any objection that any such court is an improper or inconvenient forum for the resolution of any Agreement Dispute. Each of the Parties further irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 10.3. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

10.14       Governing Law; Waiver of Jury Trial.

(a)            Except to the extent the mandatory provisions of the Bankruptcy Code apply, this Agreement and any Agreement Dispute will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State without regards to conflicts of law principles of the State of Delaware or any other jurisdiction that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

(b)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY AGREEMENT DISPUTE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY AGREEMENT DISPUTE. EACH OF THE PARTIES AGREES AND CONSENTS THAT ANY SUCH AGREEMENT DISPUTE WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY (I) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY AGREEMENT DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.15       No Right of Set-Off. Purchaser, on its own behalf and on behalf the Purchaser Group and its and their respective successors and permitted assigns, hereby waives any rights of set-off, netting, offset, recoupment or similar rights that Purchaser, any member of the Purchaser Group or any of its or their respective successors and permitted assigns has or may have with respect to the payment of the Purchase Price or any other payments to be made by Purchaser pursuant to this Agreement or any other document or instrument delivered by Purchaser in connection herewith.

10.16       Counterparts and PDF. This Agreement and any other agreements referred to herein or therein, and any amendments hereto or thereto, may be executed in multiple counterparts, any one of which need not contain the signature of more than one party hereto or thereto, but all such counterparts taken together will constitute one and the same instrument. Any counterpart, to the extent signed and delivered by means of a .PDF or other electronic transmission, will be treated in all manner and respects as an original Contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. Minor variations in the form of the signature page to this Agreement or any agreement or instrument contemplated hereby, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining the effectiveness of such signature. At the request of any party or pursuant to any such Contract, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such Contract will raise the use of a .PDF or other electronic transmission to deliver a signature or the fact that any signature or Contract was transmitted or communicated through the use of PDF or other electronic transmission as a defense to the formation of a Contract and each such party forever waives any such defense.

10.17       Publicity. Neither Sellers nor Purchaser shall issue any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written approval of the other Party, which approval will not be unreasonably conditioned, withheld or delayed, unless, in the reasonable judgment of Purchaser or Sellers, as applicable, disclosure is otherwise required of such Party by applicable Law, such disclosure is consistent with (and discloses no substantive terms of the Agreement other than those disclosed in) prior permitted releases or disclosure is required by the Bankruptcy Court with respect to filings to be made with the Bankruptcy Court in connection with this Agreement or by the applicable rules of any stock exchange on which Purchaser or Sellers (or their respective Affiliates) lists securities; provided that the Party intending to make such release shall use its reasonable efforts consistent with such applicable Law, Bankruptcy Court requirement, or rule to consult with the other Party with respect to the text thereof.

10.18       Bulk Sales Laws. The Parties intend that pursuant to section 363(f) of the Bankruptcy Code, the transfer of the Acquired Assets shall be free and clear of any Encumbrances in the Acquired Assets including any liens or claims arising out of the bulk transfer Laws except Permitted Encumbrances, and the Parties shall take such steps as may be necessary or appropriate to so provide in the Sale Order. In furtherance of the foregoing, each Party hereby waives compliance by the Parties with the “bulk sales,” “bulk transfers” or similar Laws and all other similar Laws in all applicable jurisdictions in respect of the Transactions.

10.19       Fiduciary Obligations. Nothing in this Agreement, or any document related to the Transactions, will require any Seller or any of their respective managers, officers or members, in each case, in their capacity as such, to take any action, or to refrain from taking any action, to the extent inconsistent with their fiduciary obligations or applicable Law. For the avoidance of doubt, Sellers retain the right to pursue any transaction or restructuring strategy that, in Sellers’ business judgment, will maximize the value of their estates.

10.20       Sellers’ Representative. Each Party agrees that Yellow has the power and authority to unilaterally act on behalf of all or any of the Sellers for the purposes specified under this Agreement. Such power will include the power to make all decisions, actions, Consents and determinations on behalf of the Sellers, including to make any waiver of any Closing condition or agree to any amendment to this Agreement. No Seller shall have any right to object, dissent, protest or otherwise contest the same. Purchaser shall be entitled to rely on any action or omission taken by Yellow on behalf of the Sellers.

10.21       Condemnation and Casualty.

(a)            In the event of any taking or expropriation of, or if notice is given of the intention to take, by the exercise of the power of eminent domain or expropriation, all or substantially all of any Acquired Real Property prior to the Closing Date, Purchaser shall remain obligated to purchase such Acquired Real Property with no reduction in the Purchase Price; provided that Purchaser shall have the right to participate in any Action relating thereto and the negotiation of any related award and shall have the right to challenge the award and pursue any other legal remedies as the putative acquirer of such Acquired Real Property. At the Closing, Purchaser shall be assigned all interest of Sellers in and to any condemnation or expropriation awards payable to Sellers, on account of such event, less sums that Sellers incur before the Closing Date in any condemnation proceeding.

(b)            If any Acquired Real Property suffers damage as a result of any casualty prior to the Closing Date, Purchaser shall remain obligated to purchase such Acquired Real Property with no reduction in the Purchase Price. At the Closing, Purchaser shall be assigned all interest of Sellers in and to any insurance proceeds actually received by Sellers on account of such casualty (including any proceeds of business interruption insurance for the period after the date of the Closing Date), less sums that Sellers incur before the Closing Date for the cost and expense of the repair of any of the damage that Sellers may elect, in their sole discretion, to undertake or in pursuing the collection of any such insurance proceeds.

10.22       Prevailing Party. If any litigation or other court action, arbitration or similar adjudicatory proceeding is sought, taken, instituted or brought by Sellers or Purchaser to enforce its rights under this Agreement, all fees, costs and expenses, including, without limitation, reasonable attorneys’ fees and court costs, of the prevailing party in such action, suit or proceeding shall be borne by the party against whose interest the judgment or decision is rendered. This Section shall survive the termination of this Agreement and the Closing. Sellers agree that any amounts awarded to Purchaser pursuant to this section shall be payable as administrative expenses pursuant to section 503(b)(1)(A) of the Bankruptcy Code.

ARTICLE XI
ADDITIONAL DEFINITIONS AND INTERPRETIVE MATTERS

11.1         Certain Definitions.

(a)            “Action” means any action, complaint, suit, litigation, arbitration, third-party mediation, audit, or proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, commenced, brought, conducted or heard by or before any Governmental Body.

(b)            “Advisors” means, with respect to any Person as of any relevant time, any directors, officers, employees, investment bankers, financial advisors, accountants, agents, attorneys, consultants, or other representatives of such Person.

(c)            “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management, affairs and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

(d)            “Alternative Transaction” means any transaction (or series of transactions), whether direct or indirect, whereby any Person or group of Persons (other than Purchaser and its Affiliates) acquires a material portion of the Acquired Assets and Liabilities of Sellers on a consolidated basis, in each case whether by merger, sale of assets or equity, recapitalization, plan of reorganization or otherwise. For the avoidance of doubt, the acquisition of one or more individual parcels of Acquired Real Property (by any Person other than by Purchaser and its Affiliates) shall constitute an Alternative Transaction. Notwithstanding the foregoing, a liquidation or wind-down of Sellers’ estates shall not be an Alternative Transaction.

(e)            “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, or the creation or strengthening of a dominant position through merger or acquisition, or (ii) restrict, govern, control or regulate foreign investment or participation, including CFIUS, foreign direction investment (FDI), and similar Laws.

(f)             “Auction” shall have the meaning ascribed to such term in the Bidding Procedures Order.

(g)            “Backup Bid Amount” means an amount equal to the product of (i) the aggregate percentage set forth for the parcel or parcels with respect to which Purchaser is required to serve as a Backup Bidder as set forth on the column labeled “Backup Bid Amount” on Schedule 7.2(b)(i) multiplied by (ii) $454,514,074.

(h)            “Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York City, New York are authorized or required by Law to be closed.

(i)             “Confidentiality Agreement” means that certain Confidentiality Agreement, dated August 2, 2023, entered into between Purchaser and Yellow.

(j)             “Consent” means any approval, consent, ratification, permission, waiver or authorization, or an Order of the Bankruptcy Court that deems or renders unnecessary the same.

(k)            “Contract” means any written contract, indenture, note, bond, lease, sublease, mortgage, agreement, guarantee, or other agreement that is legally binding upon a Person or its property, in each case, other than a purchase order, service order, or sales order.

(l)             “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

(m)           “COVID-19 Measures” means any measures taken to comply with any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Body in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

(n)            “Debt Financing” means any debt financing incurred, including the public offering or private placement of debt securities, borrowing under revolving, long-term or bridge loans or other credit facilities, in each case by Purchaser or any of its subsidiaries in connection with the purchase of the Acquired Real Property.

(o)            “Documents” means all of Sellers’ written files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, plans, operating records, safety and environmental reports, data, studies, and documents, Tax Returns, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, research material, technical documentation (design specifications, engineering information, test results, logic manuals, processes, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials, in each case whether or not in electronic form.

(p)            “Employment Liability” shall mean any claim or Liability asserted against any Seller or its property under any Law (or common law) arising from or relating to the former, current or future employment of a Person by a Seller, whether pursuant to a contract, labor agreement, at-will arrangement or otherwise, as well as any claim asserting healthcare, pension, or other employment related benefits, whether asserted by an employee or former employee, a retiree or future retiree, any of the aforementioned Person’s agent, assigns, custodians, heirs, or representatives, a collective bargaining unit or union, any pension and/or retirement fund, or any other agent thereof.

(q)            “Encumbrance” means any lien (as defined in section 101(37) of the Bankruptcy Code), encumbrance, claim (as defined in section 101(5) of the Bankruptcy Code), Liability, charge, mortgage, deed of trust, option, pledge, security interest or similar interests, title defects, hypothecations, easements, rights of way, encroachments, Orders, conditional sale or other title retention agreements, and other similar impositions, imperfections or defects of title or restrictions on transfer or use.

(r)             “Environmental Laws” means all Laws concerning pollution, worker health and safety (solely to the extent relating to exposure of any natural Person to Hazardous Materials), or protection of the environment as enacted and in effect as of the date hereof.

(s)            “Equity Interests” means, with respect to a Person, any membership interests, partnership interests, profits interests, capital stock or other equity securities (including profit participation features or equity appreciation rights, phantom stock rights or other similar rights) or ownership interests of such Person, or any securities (including debt securities or other indebtedness) exercisable or exchangeable for or convertible into, or other rights to acquire, membership interests, partnership interests, capital stock or other equity securities or ownership interests of such Person (or otherwise constituting an investment in such Person).

(t)             “Excess Cure Costs” means, with respect to any individual Acquired Leased Real Property or Assigned Contract, the amount of Cure Costs with respect to such Acquired Leased Real Property or Assigned Contract that exceeds the amount of Cure Costs set forth on Schedule 11.1(s) with respect to such Leased Real Property or Assigned Contract. For the avoidance of doubt, if any individual Leased Real Property or Assigned Contract does not appear on Schedule 11.1(s) or if the amount set forth on Schedule 11.1(s) with respect to any individual Leased Real Property or Assigned Contract is listed as “$-”, the amount set forth on Schedule 11.1(s) with respect to such Leased Real Property or Assigned Contract shall be deemed to be $0.

(u)            “Financing Sources” means any underwriter, initial purchaser, initial lender, syndicate or other group engaged for any and all purposes of the Debt Financing, including the parties providing or arranging financing pursuant to any commitment letters, engagement letters, underwriting agreements, securities purchase agreements, sales agreements, indentures, credit or joint venture participations or other agreements entered pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents, advisors, and representatives and their respective successors and assigns.

(v)            “GAAP” means United States generally accepted accounting principles as in effect from time to time.

(w)           “Governmental Authorization” means any Permit, license, certificate, approval, consent, permission, clearance, designation, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

(x)             “Governmental Body” means any government, quasi-governmental entity, or other governmental or regulatory body, agency or political subdivision thereof of any nature, whether foreign, federal, provincial, territorial, state or local, or any agency, branch, department, official, entity, instrumentality or authority thereof, or any court of applicable jurisdiction.

(y)            “Hazardous Material” means any material or substance that is defined as “hazardous”, “toxic”, a “contaminant”, a “pollutant” or words of similar meaning under Environmental Laws or otherwise regulated under Environmental Laws due to its dangerous or deleterious properties or characteristics, including petroleum products or byproducts, friable asbestos or polychlorinated biphenyls.

(z)             “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

(aa)          “IRS” means the Internal Revenue Service and any Governmental Body succeeding to the functions thereof.

(bb)         “Knowledge of Seller,” “Knowledge of Sellers,” or words of like import means the actual knowledge of each of Darren Hawkins (CEO), Derrel Harris (President), Dan Olivier (CFO), and Ruben Byerley (Manager - Environmental Services) after reasonable inquiry of their applicable reports, without personal liability on the part of any of them.

(cc)          “Law” means any federal, national, state, provincial, territorial, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, Order, rule, regulation, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body of competent jurisdiction.

(dd)          “Leased Real Property” means each parcel of real property leased by a Seller, together with all rights, title and interest of each such Seller in and to leasehold improvement relating thereto.

(ee)          “Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which a Seller holds any Acquired Leased Real Property.

(ff)            “Liability” means, as to any Person, any debt, adverse claim, liability, duty, responsibility, obligation, commitment, assessment, cost, expense, loss, expenditure, charge, fee, penalty, fine, contribution, or premium of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, absolute or contingent, direct or indirect, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and regardless of when sustained, incurred or asserted or when the relevant events occurred or circumstances existed.

(gg)          “Material Adverse Effect” means any matter, event, change, development, occurrence, circumstance or effect (each, an “Effect”) that has a material adverse effect on the Acquired Assets and Assumed Liabilities, taken as whole; provided that none of the following (or consequences thereof), either alone or in combination, shall constitute, or be taken into account in determining whether or not there has been, a Material Adverse Effect: (i) any Effect in, arising from or relating to general business or economic conditions affecting the industry in which Sellers and their Subsidiaries operate or their respective business is conducted, including Effects arising from or relating to competition or ordinary course matters and other Effects within such industry, new entrants into such industry, new products from other participants in such industry, changes in product pricing due to such competition, changes in market share or financial results due to such competition, and other related changes resulting from such competition; (ii) Effects in, arising from or relating to national or international political or social conditions, including tariffs, riots, protests, the engagement by the United States or other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist (whether or not state-sponsored) attack upon the United States or any other country, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, asset, equipment or personnel of the United States or of any other country; (iii) Effects in, arising from or relating to any fire, flood, hurricane, earthquake, tornado, windstorm, other calamity or act of God, global or national health concern, epidemic, pandemic (whether or not declared as such by any Governmental Body), viral outbreak (including COVID-19 or the worsening thereof) or any quarantine or trade restrictions related thereto or any other force majeure; (iv) Effects in, arising from or relating to the decline or rise in price of any currency or any equipment or supplies necessary to or used in the provision of services by Sellers or their Subsidiaries (including any resulting inability to meet customer demands or fulfill purchase orders and any resulting breaches of Contracts); (v) Effects in, arising from, or relating to financial, banking, or securities markets (including (A) any disruption of any of the foregoing markets, (B) any change in currency exchange rates, (C) any decline or rise in the price of any security, commodity, Contract, or index, and (D) any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the Transactions); (vi) Effects in, arising from or relating to changes in, GAAP or the interpretation thereof; (vii) Effects in, arising from or relating to changes in, Laws or other binding directives or determinations issued or made by or agreements with or consents of any Governmental Body (including, any such items related to Section 6.4) and any increase (or decrease) in the terms or enforcement of (or negotiations or disputes with respect to) any of the foregoing; (viii ) Effects in, arising from or relating to (A) the taking of any action permitted or contemplated by this Agreement or at the request of Purchaser or its Affiliates, (B) the failure to take any action if such action is prohibited by this Agreement, (C) the compliance by an Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement, or (D) the negotiation, announcement, or pendency of this Agreement or the Transactions, the identity, nature, or ownership of Purchaser or Purchaser’s plans with respect to the Acquired Assets and Assumed Liabilities, including the impact thereof on the relationships, contractual or otherwise, of the business of Sellers or their Subsidiaries with employees, customers, lessors, suppliers, vendors, or other commercial partners or litigation arising from or relating to this Agreement or the Transactions; (ix) Effects in, arising from, or relating to any existing event, occurrence or circumstance that is publicly known or disclosed or with respect to which Purchaser has knowledge as of the date hereof, including any matter set forth in the Schedules; (x) Effects in, arising from or relating to any action required to be taken under any existing Contract to which Sellers or their Subsidiaries (or any of their assets or properties) is bound; (xi) Effects that arise from any seasonal fluctuations in the business of the Sellers or their Subsidiaries; (xii) any failure, in and of itself, to achieve any budgets, projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics or the inputs into such items (whether or not shared with Purchaser or its Affiliates or Advisors) and any other failure to win or maintain customers or business (provided, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Company Material Adverse Effect); (xiii) the Effect of any action taken by Purchaser or its Affiliates with respect to the Transactions or the financing thereof or any breach by Purchaser of this Agreement; (xiv) the matters set forth on the Schedules and any changes or developments in, or Effects or results arising from or relating to, matters set forth on the Schedules; or (xv) (A) the commencement or pendency of the Bankruptcy Cases; (B) any objections in the Bankruptcy Court to (1) this Agreement or any of the Transactions, (2) the Sale Order or the reorganization or liquidation of Sellers or (3) the assumption or rejection of any Assigned Contract; or (C) any Order of the Bankruptcy Court or any actions or omissions of Sellers in compliance therewith; provided that any adverse Effects resulting or arising from the matters described in clauses (i) through (vii) may be taken into account in determining whether there has been a Material Adverse Effect to the extent, and only to the extent, that they have a materially disproportionate adverse effect on the Sellers in the aggregate relative to similarly situated participants in the industries and geographic areas in which the Sellers operate (in which case only such incremental materially disproportionate adverse effect may be taken into account in determining whether there has been a Material Adverse Effect).

(hh)         “Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body of competent jurisdiction, including any order entered by the Bankruptcy Court in the Bankruptcy Cases (including the Sale Order).

(ii)            “Ordinary Course” means the ordinary and usual course of operations of the business conducted by Sellers or their Subsidiaries, taking into account the contemplation, commencement and pendency of the Bankruptcy Cases and past practice in light of the current pandemic, epidemic or disease outbreak (including COVID-19); provided that any action taken, or omitted to be taken, that relates to, or arises out of, any pandemic, epidemic or disease outbreak (including COVID-19) shall be deemed to be in the ordinary course of business.

(jj)            “Organizational Documents” means, with respect to any Person other than a natural person, the documents by which such Person was organized (such as a certificate of incorporation, certificate of formation, certificate of limited partnership or articles of organization, and including any certificates of designation for preferred stock or other forms of preferred equity) or which relate to the internal governance of such Person (such as bylaws, a partnership agreement or an operating, limited liability or members agreement).

(kk)          “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, currently owned by a Seller.

(ll)            “Permits” means all licenses, permits, registrations, certifications, agreements, authorizations, Orders, certificates, qualifications, waivers, approvals, permissions, authorizations, and exemptions pending with or issued by Governmental Bodies, in each case, that is material to Seller and its Subsidiaries, taken as a whole.

(mm)        “Permitted Encumbrances” means (i) Encumbrances for utilities and Taxes not yet due and payable, being contested in good faith, or the nonpayment of which is permitted or required by the Bankruptcy Code, (ii) easements, servitudes, rights of way, conditions, restrictive covenants, encroachments and similar non-monetary encumbrances or non-monetary impediments against any of the Acquired Assets which do not, individually or in the aggregate, adversely affect the operation in the ordinary course of the Acquired Assets, (iii) applicable zoning Laws, building codes, land use restrictions or Laws, Environmental Laws and other similar restrictions imposed by Law or by any Governmental Body having jurisdiction over such Acquired Real Property which are not violated by the current use or occupancy of such Acquired Real Property, as applicable, (iv) customary liens, rights and remedies of lessors, lessees, sublessors, sublessees, licensors or licensees arising under Assigned Contracts, (v) non-monetary Encumbrances in respect of all matters set forth on title insurance policies, opinions or surveys made available to Purchaser Group as of the date of this Agreement; (vi) any Encumbrances set forth on Schedule 11.1(mm), and (vii) solely prior to Closing, any Encumbrances that will be removed or released by operation of the Sale Order.

(nn)         “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, organization, estate, third party, Governmental Body or other entity or group.

(oo)         “Purchaser Group” means, with respect to Purchaser, Purchaser, any Designated Purchaser, any Affiliate of Purchaser or a Designated Purchaser, and each of their respective former, current or future Affiliates, officers, directors, employees, partners, members, managers, agents, Advisors, successors or permitted assigns.

(pp)         “Sale Order” means an Order of the Bankruptcy Court approving the Transactions, in form and substance (with respect to the provisions of such Sale Order applicable to the Acquired Assets only) reasonably acceptable to each of the Parties.

(qq)          “Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

(rr)            “Seller Parties” means each Seller and its former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled Persons, managers, agents, Advisors, successors or permitted assigns.

(ss)          “Straddle Period” means any taxable period that includes but does not end on the Closing Date.

(tt)            “Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company or other entity of which a majority of the total voting power of shares of stock or other Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees or other governing body or Person thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof.

(uu)         “Tax” or “Taxes” means all U.S. federal, state, provincial, local, municipal, or non-U.S. taxes including any net income, gross receipts, capital stock, franchise, profits, ad valorem, value added, levies, duties, fees, imposts, import, export, withholding, non-resident, social security, governmental pension, employment insurance, unemployment, disability, workers compensation, real property, personal property, business, development, occupancy, stamp, excise, occupation, consumption sales, use, goods and services, harmonized sales, transfer, land transfer, duties on the transfer of immovables, conveyance, service, registration, premium, windfall or excess profits, customs, duties, licensing, surplus, alternative minimum, estimated, or other similar tax, including any interest, penalty, fines or addition thereto.

(vv)          “Tax Code” means the United States Internal Revenue Code of 1986, as amended.

(ww)        “Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or amended return.

(xx)           “Taxing Authority” means any U.S. federal, state, provincial, local, municipal, or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising Tax regulatory authority.

(yy)         “Transaction Agreements” means this Agreement and any other agreements, instruments or documents entered into pursuant to this Agreement.

(zz)           “Transactions” means the transactions contemplated by this Agreement and the other Transaction Agreements.

(aaa)        “Willful Breach” shall mean a deliberate act or a deliberate failure to act regardless of whether breaching was the conscious object of the act or failure to act.

11.2          Index of Defined Terms.

Acquired Assets	1	Effect	46
Acquired Leased Real Property	1	Enforceability Exceptions	11
Acquired Owned Real Property	2	Environmental Liabilities	3
Acquired Real Property	2	Escrow Agent	6
Agreement	1	Excluded Assets	2
Agreement Dispute	37	Excluded Liabilities	3
Allocation	35	Express Representations	13
Allocation Methodology	35	Financing	14
Allocation Objection Notice	36	FTC	21
Assigned Contracts	2	Fundamental Representations	29
Assignment and Assumption Agreement	7	Independent Accountant	10
Assumed Liabilities	3	Information Presentation	13
Backup Bidder	17	Lenders	14
Bankruptcy Cases	1	Non-Recourse Party	37
Bankruptcy Code	1	Outside Date	31
Bankruptcy Court	1	Parties	1
Bidder Approval Date	15	Party	1
Bidding Procedures Order	1	Petition Date	1
Cash Payment	5	Pro-Rated Amount	30
Chosen Courts	39	Prorations	8
Closing	7	Purchase Price	5
Closing Date	7	Purchaser	1
Closing Date Payment	5	Rolling Stock	28
Closing Escrow	7	Schedule	10
Closing Statement	9	Schedules	10
Closing-Related Costs	9	Seller	1
Cure Costs	3	Seller Broker	14
Dataroom	13	Seller Support Obligations	26
Credit .Agreement	14	Sellers	1
Debtors	1	Successful Bidder	17
Deposit	6	Title Company	7
Designated Purchaser	37	Transfer Taxes	33
Disputed -Amounts	9	Yellow	1
DOJ	21

11.3         Rules of Interpretation. Unless otherwise expressly provided in this Agreement, the following will apply to this Agreement, the Schedules and any other certificate, instrument, agreement or other document contemplated hereby or delivered hereunder.

(a)            The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, Schedule and exhibit references contained in this Agreement are references to sections, clauses, Schedules and exhibits in or to this Agreement, unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(b)            Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Where the context permits, the use of the term “or” will be equivalent to the use of the term “and/or.”

(c)            The words “to the extent” shall mean “the degree by which” and not simply "if."

(d)            When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a day other than a Business Day, the period in question will end on the next succeeding Business Day.

(e)            Words denoting any gender will include all genders, including the neutral gender. Where a word is defined herein, references to the singular will include references to the plural and vice versa.

(f)             The word “will” will be construed to have the same meaning and effect as the word “shall.” The words “shall,” “will,” or “agree(s)” are mandatory, and “may” is permissive.

(g)            All references to “$” and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

(h)            All references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

(i)             Any document or item will be deemed “delivered,” “provided” or “made available” by Sellers, within the meaning of this Agreement if such document or item is (i) included in the Dataroom, (ii) actually delivered or provided to Purchaser or any of Purchaser’s Advisors or (iii) made available upon request, including at Sellers’ offices.

(j)             Any reference to any agreement or Contract will be a reference to such agreement or Contract, as amended, modified, supplemented or waived.

(k)            Any reference to any particular Bankruptcy Code or Tax Code section or any Law will be interpreted to include any amendment to, revision of or successor to that section or Law regardless of how it is numbered or classified; provided that, for the purposes of the representations and warranties set forth herein, with respect to any violation of or non-compliance with, or alleged violation of or non-compliance, with any Bankruptcy Code or Tax Code section or Law, the reference to such Bankruptcy Code or Tax Code section or Law means such Bankruptcy Code or Tax Code section or Law as in effect at the time of such violation or non-compliance or alleged violation or non-compliance.

(l)             A reference to any Party to this Agreement or any other agreement or document shall include such Party’s successors and assigns, but only if such successors and assigns are not prohibited by this Agreement.

(m)           A reference to a Person in a particular capacity excludes such Person in any other capacity or individually.

11.4         Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Sellers, on behalf of themselves and the other Seller Parties, hereby: (a) agree that any suit, action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, directly involving the Financing Sources, arising out of or relating to this Agreement, the Financing or any of the agreements (including any applicable commitment letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the County of New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such suit, action or proceeding to the exclusive jurisdiction of such court; (b) agree that any such suit, action or proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as expressly otherwise provided in any applicable credit agreement or other applicable definitive document relating to the Financing; (c) agree not to bring or support or permit any of its controlled Affiliates to bring or support any suit, action or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to this Agreement, the Financing, any credit agreement relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the County of New York, New York; (d) irrevocably waive, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court; (e) knowingly, intentionally and voluntarily waive to the fullest extent permitted by applicable law trial by jury in any suit, action or proceeding brought against the Financing Sources in any way arising out of or relating to this Agreement, the Financing, any credit agreement relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) agree that none of the Financing Sources will have any liability to any of the Seller Parties relating to or arising out of this Agreement, the Financing, any credit agreement relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; and (g) agree that (and each other party hereto agrees that) the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.4, and such provisions and the definitions of “Financing Sources”, “Debt Financing” and “Financing” shall not be amended in any way adverse to the “Financing Sources” without the prior written consent of the Financing Sources.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

PURCHASER:

XPO, INC.
a Delaware corporation

By:	/s/ Kyle Wismans
Name:	Kyle Wismans
Title:	Chief Financial Officer

SELLERS

YELLOW CORPORATION

By:	/s/ Daniel L. Olivier
Name:	Daniel L. Olivier
Title:	Chief Financial Officer

USF HOLLAND LLC

By:	/s/ Anthony Carreño
Name:	Anthony Carreño
Title:	Senior Vice President, Treasury

USF REDDAWAY INC.

By:	/s/ Anthony Carreño
Name:	Anthony Carreño
Title:	Senior Vice President, Treasury

YRC INC.

By:	/s/ Anthony Carreño
Name:	Anthony Carreño
Title:	Senior Vice President, Treasury